FILED PURSUANT TO GENERAL INSTRUCTION II.L.
                                               OF FORM F-10; FILE NO. 333-130578

THIS PROSPECTUS SUPPLEMENT, TOGETHER WITH THE SHORT FORM BASE SHELF PROSPECTUS TO WHICH IT RELATES, AS AMENDED OR SUPPLEMENTED, AND EACH DOCUMENT DEEMED TO BE INCORPORATED BY REFERENCE INTO THE SHORT FORM BASE SHELF PROSPECTUS, AS AMENDED OR SUPPLEMENTED, CONSTITUTES A PUBLIC OFFERING OF THESE SECURITIES ONLY IN THE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES. NO SECURITIES COMMISSION OR SIMILAR AUTHORITY HAS IN ANY WAY PASSED UPON THE MERITS OF THESE SECURITIES AND ANY REPRESENTATIONS TO THE CONTRARY IS AN OFFENCE.

PROSPECTUS SUPPLEMENT dated November 9, 2006
(To Short Form Base Shelf Prospectus dated January 5, 2006)

NEW ISSUE

                                  VASOGEN INC.

                                43,191,492 UNITS

                               U.S.$0.47 PER UNIT

We are offering up to 43,191,492 units of the Company (the "units") at a price of U.S.$0.47 per unit. Each unit consists of one common share in the capital of the Company (a "common share"), 0.4 of one common share purchase warrant expiring on November 14, 2011 (a "series A warrant") and 0.1 of one common share purchase warrant expiring on May 14, 2007 (a "series B warrant"; and together with the series A warrant, the "warrants"). Each whole series A warrant will entitle you to purchase one common share for U.S.$0.63 per common share. Each whole series B warrant will entitle you to purchase one common share for U.S.$0.53 per common share. All of the units are being offered for sale outside of Canada. In connection with this offering, we will pay fees to the placement agent, which fees will include the issuance to the placement agent of 2,560,000 warrants (the "compensation warrants") to purchase common shares at U.S.$0.63 per share, expiring on November 14, 2009. The compensation warrants are qualified and registered by this prospectus supplement. See "Plan of Distribution" beginning on page S-31 of this prospectus supplement for more information regarding these arrangements.

Our common shares are quoted on the NASDAQ Global Market ("NASDAQ") and are listed and posted for trading on the Toronto Stock Exchange ("TSX") under the symbols "VSGN" and "VAS", respectively. On November 8, 2006, the last reported sale price of our common shares on NASDAQ was U.S.$0.537 per share and on the TSX was C$0.600 per share. We have received conditional apprioval from the TSX to have the common shares being offered for sale pursuant to this prospectus supplement listed on the TSX. Listing will be subject to us fulfilling all the listing requirements of the TSX. The common shares will be quoted on the NASDQ.

OUR BUSINESS AND INVESTING IN OUR COMMON SHARES AND WARRANTS INVOLVE RISKS. PLEASE CAREFULLY CONSIDER THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-12 OF THIS PROSPECTUS SUPPLEMENT AND BEGINNING ON PAGE 6 OF THE ACCOMPANYING PROSPECTUS.

                                              PER UNIT        MAXIMUM OFFERING
                                             ---------        ----------------
Public offering price...................     U.S.$0.47        U.S. $20,300,000
Placement agent's fee...................     U.S.$0.03(1)     U.S. $ 1,203,000
Proceeds, before expenses, to us........     U.S.$0.44        U.S. $19,097,000


We estimate the total expenses of this offering, excluding the placement agent's fee, will be approximately C$400,000 (U.S.$357,334). The placement

-------------------
(1) The per-share placement agent's fee produced here is the weighted average based on the placement agent's commission of (i) 3% on sales of
      U.S.$500,000 of units to noteholders and (ii) 6% on sales of U.S.$19,800,000 of units to purchasers other than noteholders. In
      addition,   the  placement  agent  will  receive  2,560,000  compensation warrants.

agent is not required to sell any specific number or dollar amount of the units offered by this offering, but will use its reasonable best efforts to sell the units offered. The offering will end on or prior to November 17, 2006.

                             RODMAN & RENSHAW, LLC


        UNDER THE MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE SEC, WE ARE PERMITTED TO PREPARE THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING
PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. WE PREPARE OUR CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND THEY ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. THEY MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

        PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THE ACQUISITION OF THE SECURITIES DESCRIBED HEREIN MAY HAVE TAX CONSEQUENCES BOTH IN THE UNITED STATES AND IN CANADA (SEE "CERTAIN INCOME TAX CONSIDERATIONS" ON PAGE S-33 HEREIN). SUCH CONSEQUENCES FOR INVESTORS WHO ARE RESIDENT IN, OR CITIZENS OF, THE UNITED STATES MAY NOT BE DESCRIBED FULLY IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. YOU SHOULD CONSULT YOUR OWN TAX ADVISER WITH RESPECT TO YOUR OWN PARTICULAR CIRCUMSTANCES.

        THE ABILITY OF AN INVESTOR TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE INCORPORATED UNDER THE LAWS OF CANADA, MOST OF OUR OFFICERS AND DIRECTORS AND CERTAIN OF THE EXPERTS NAMED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE RESIDENT OUTSIDE OF THE UNITED STATES, AND ALL OR A SUBSTANTIAL PORTION OF OUR ASSETS AND THE ASSETS OF THOSE OFFICERS, DIRECTORS AND EXPERTS MAY BE LOCATED OUTSIDE OF THE UNITED STATES.

        NO UNDERWRITER, AS DEFINED UNDER CANADIAN SECURITIES LEGISLATION, HAS BEEN INVOLVED IN THE PREPARATION OF, OR HAS PERFORMED ANY REVIEW OF, THE CONTENTS OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT AND/OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

                               TABLE OF CONTENTS

ABOUT THIS PROSPECTUS SUPPLEMENT............................................S-4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...........................S-5
OUR BUSINESS................................................................S-7
THE OFFERING...............................................................S-10
RISK FACTORS...............................................................S-12
EXCHANGE RATE INFORMATION..................................................S-26
DESCRIPTION OF SHARE CAPITAL...............................................S-26
DESCRIPTION OF THE NOTES...................................................S-27
DESCRIPTION OF THE WARRANTS................................................S-27
USE OF PROCEEDS............................................................S-28
DILUTION...................................................................S-28
CAPITALIZATION.............................................................S-29
PLAN OF DISTRIBUTION.......................................................S-31
CERTAIN INCOME TAX CONSIDERATIONS..........................................S-33
WHERE YOU CAN FIND MORE INFORMATION........................................S-41
DOCUMENTS INCORPORATED BY REFERENCE........................................S-41
LIST OF DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION........S-43
LEGAL MATTERS..............................................................S-43
PURCHASERS' STATUTORY RIGHTS...............................................S-43

                        ABOUT THIS PROSPECTUS SUPPLEMENT

        The purpose of this prospectus supplement is to provide supplemental information regarding Vasogen Inc. in connection with the offering. You should read this prospectus supplement, along with the accompanying prospectus, carefully before you invest. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information contained in the accompanying prospectus.

        You should rely only on information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. We are not offering the units in Canada. We are offering units only in the jurisdictions where such offers are permitted and the units are not being offered or sold in any jurisdiction where the offer or sale is not permitted. It should be assumed that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

        This prospectus supplement and the accompanying prospectus are part of a "shelf" registration statement that we have filed with the SEC. Each time we sell our units under the accompanying prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including price, the number of units being offered and the plan of distribution. This prospectus supplement describes the specific details regarding this offering, including the price, number of units being offered, the risks of investing in our common shares and warrants and the placement arrangements. The accompanying prospectus provides general information, some of which, such as the section entitled "Plan of Distribution", may not apply to this offering.

        If information in this prospectus supplement is inconsistent with the accompanying prospectus or the information incorporated by reference, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus, together with the additional information about Vasogen Inc. to which we refer you in the section of this prospectus supplement entitled "Where You Can Find More Information".

        Some of the information concerning economic and industry trends is based upon or derived from information provided by industry sources. We believe that such information is accurate and that the sources from which it has been obtained are reliable. However, we cannot guarantee the accuracy of such information and have not independently verified the assumptions upon which projections of future trends are based.

        In this prospectus supplement, unless the context otherwise requires, the terms "Vasogen", "we", "us", "our" and the "Company" refer to Vasogen Inc. and its wholly-owned subsidiaries, Vasogen Ireland Limited and Vasogen, Corp. Celacade(TM) is a registered or unregistered trademark of Vasogen Ireland Limited, and is used under license.

        In this prospectus supplement, unless stated otherwise, all references to "U.S.$" are to the lawful currency of the United States and all references to "C$" are to the lawful currency of Canada. For your convenience, we have converted Canadian dollar amounts into U.S. dollars at the rate of U.S.$0.8868 per C$1.00 (the noon "nominal" exchange rate quoted by the Bank of Canada on November 8, 2006). You should not view such translations as a representation that such Canadian dollar amounts actually represent such U.S. dollar amounts or could be or could have been converted into U.S. dollars at the rates indicated or at any other rate.

        The use of the term "significant" or "significantly" when describing clinical and preclinical results in this prospectus supplement refers to "statistical significance", where the probability that the result happened by random chance is 5% or less. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements contained in this prospectus supplement and the accompanying prospectus and in certain documents incorporated by reference herein and therein may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the SECURITIES ACT (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade(TM), our medical device for the treatment of chronic heart failure, plans to fund our current activities, statements concerning our partnering activities and health regulatory discussions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. A number of assumptions were made by us in the preparation of these forward-looking statements, including assumptions about the nature of the market for Celacade(TM) in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization, the availability of capital on acceptable terms to pursue the development of Celacade(TM) and the feasibility of additional clinical trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. The risks include, but are not limited to, those discussed below and other considerations discussed in the "Risk Factors" section of this prospectus supplement and the accompanying prospectus that could cause our actual results to differ significantly from those contained in any forward-looking statements and/or forward-looking information.

        Specifically, this prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain forward-looking statements regarding:

        o our plans to advance the development of our Celacade(TM) technology for the treatment of chronic heart failure;

        o our intention to seek regulatory approvals for Celacade(TM) in the United States and Canada;

        o our intention to seek corporate alliances to support the commercialization of our products, including Celacade(TM);

        o our intention to raise additional financing to fund our activities;

        o our plan to continue pre-clinical development of VP025 in models of neuroinflammatory disease; and

        o       our intention to continue the clinical development of VP025.

        Such forward-looking statements and/or forward-looking information involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

        o difficulties and delays we may experience in the analysis of the clinical trial of our Celacade(TM) technology for chronic heart failure;

        o the requirement or election to conduct additional clinical trials to complete the development of Celacade(TM) for chronic heart failure and the uncertainties typically associated with the results from such additional clinical trials;

        o       difficulties,   delays  or  failures  in  obtaining  regulatory
                approvals to market our products, including Celacade(TM) for chronic heart failure;

        o difficulties we may experience in identifying and successfully securing appropriate corporate alliances to support the commercialization of our products, including Celacade(TM) for chronic heart failure;

        o the need for additional capital to sustain our current level of operations given remaining cash resources, and the effect of capital market conditions and other factors, including repayment of the 6.45% senior convertible notes due April 1, 2007 issued by Vasogen Ireland Limited (the "notes"), on capital availability and difficulties we may experience in maintaining compliance with the terms of the notes;

        o difficulties we may experience in the commercialization of Celacade(TM);

        o difficulties, delays or failures we may experience in our further pre-clinical investigation of the impact of VP025 on several models of neuroinflammatory disease;

        o difficulties, delays or failures we may experience in the conduct of clinical trials for VP025 and the commencement of further clinical trials for VP025;

        o       difficulties,   delays  or  failures  in  obtaining  regulatory
                approvals for the initiation of clinical trials for our products;

        o       insufficient acceptance of and demand for our products; and

        o difficulties, delays or failures in obtaining appropriate reimbursement for our products.

        Although we believe that the expectations reflected in the forward-looking statements and/or forward-looking information are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as may be required by applicable securities laws, we are under no duty to update any of the forward-looking statements contained in this prospectus supplement or the accompanying prospectus after the date of this prospectus supplement to conform such forward-looking statements to our actual results.

        As used herein, unless otherwise stated, the terms "quarter" and "year" refer to calendar quarter and fiscal year, respectively. Unless otherwise stated, the information contained herein is as of the date of this prospectus supplement.

                                  OUR BUSINESS

        This summary does not contain all the information about Vasogen Inc. that may be important to you. You should read the more detailed information and financial statements and related notes that are incorporated by reference and are considered to be a part of this prospectus supplement and the accompanying prospectus.

OVERVIEW

        We are focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The recently completed international 2,408-patient double-blind, placebo-controlled ACCLAIM trial assessed the impact of our lead product, Celacade(TM), on reducing the risk of mortality and morbidity in patients with advanced heart failure. On June 26, 2006 we announced the initial results from the 2,408-patient phase III ACCLAIM trial of Celacade(TM) technology in advanced chronic heart failure. While the ACCLAIM study did not reach the primary endpoint of significantly reducing the risk of death and cardiovascular hospitalization in the total patient population, this endpoint was met for a pre-specified subgroup of 689 patients with New York Heart Association (NYHA) Class II chronic heart failure. Additional results for the ACCLAIM study were presented at the World Congress of Cardiology 2006, in Barcelona, Spain, at the 10th Annual Scientific Meeting of the Heart Failure Society of America which was held in Seattle, Washington on September 13, 2006 and at the 2006 Canadian Cardiovascular Congress held in Vancouver, British Columbia on October 25, 2006.

        In summary, the ACCLAIM results indicated the following:

        o The difference in time to death or first cardiovascular hospitalization (the primary endpoint) for the intent-to-treat study population was not statistically significant (p=0.22), however, the risk reduction directionally favoured the Celacade(TM) group (hazard ratio=0.92);

        o Celacade(TM) significantly reduced the risk of death or first cardiovascular hospitalization by 26% in a pre-specified subgroup of patients with non-ischemic heart failure, as indicated by no prior history of heart attack at baseline (n=919 patients, 243 events, p=0.02);

        o In a pre-specified subgroup of patients with New York Heart Association (NYHA) Class II heart failure at baseline,
                Celacade(TM) was shown to significantly reduce the risk of death or first cardiovascular hospitalization by 39% (n=689 patients, 216 events, p=0.0003);

        o Celacade(TM) was found to result in a significant improvement in quality of life (as measured by the Minnesota Living with Heart Failure Questionnaire) for the intent-to-treat study population (n=2,408 patients, p=0.04); and

        o Celacade(TM) was shown to be safe and well tolerated, and there were no significant between-group differences for any serious adverse events.

        While no assurance can be provided, we believe that the significant risk reduction observed in NYHA Class II patients and in patients with no prior history of myocardial infarction, as described above, is sufficiently robust to warrant consideration for regulatory approval in the United States and Canada, and we are preparing to meet with the U.S. Food and Drug Administration ("FDA") and Health Canada to present these data. In North America and Europe, chronic heart failure affects approximately 12 million people, 33 percent of whom have non-ischemic etiology. At any one time, approximately 4.4 million of these patients are in the NYHA Class II stage of disease. Currently there are no approved therapies that target the chronic inflammation underlying chronic heart failure.

        Moreover, on the basis of the ACCLAIM results as well as ongoing consultations with the ACCLAIM Steering Committee and health regulatory advisors, we have commenced planning a follow-on study of Celacade(TM) to support the use of our Celacade(TM) technology in a broader range of heart failure patients. Our Celacade(TM) technology is designed to be integrated at multiple points of care, including outpatient hospital clinics and cardiology practices. We plan to establish the sales and marketing capability needed to promote the use of our technology by cardiologists and other physicians through corporate alliances with established healthcare companies. In Europe,

Celacade(TM) is approved under the CE Mark as a medical device for the treatment of heart failure. Based on the impact of Celacade(TM) on patients with non-ischemic heart failure and those in NYHA Class II, described above, we are discussing with prospective partners Celacade(TM)'s commercial potential in Europe under the CE Mark. No assurances can be provided that such discussions will be successful.

        We are also developing a new class of drugs for the treatment of neuro-inflammatory and neuro-vascular disorders. VP025, which is entering phase II clinical development, is the lead product candidate from this new class of drugs. For more information about Vasogen Inc., you should read the accompanying prospectus and the information described in the section of this prospectus supplement entitled "Where You Can Find More Information", including our consolidated financial statements and related notes.

CORPORATE INFORMATION

        We were continued under the CANADA BUSINESS CORPORATIONS ACT by certificate and articles of continuance dated August 9, 1999. We have two wholly-owned subsidiaries, Vasogen, Corp., incorporated under the laws of the State of Delaware, and Vasogen Ireland Limited, incorporated under the laws of the Republic of Ireland. Vasogen Ireland Limited owns virtually all of the intellectual property related to our products and technologies.

        Our head office and principal place of business is located at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2, and our telephone number is
(905) 817-2000. Our website is http://www.vasogen.com. Any information contained on our website is not, and will be deemed not to be, incorporated herein by reference.

RECENT DEVELOPMENTS

        On May 2, 2006, we announced that preclinical findings from our VP025 drug development program demonstrated a significant reduction of several pro-inflammatory cytokines in a preclinical model of diabetes and diabetic retinopathy, a common complication of diabetes that eventually results in the loss of vision. Dr. Kyle Krady, Assistant Professor of Neural and Behavioral Sciences, Penn State College of Medicine, presented the findings on May 1 at the Scientific Sessions of the Association for Research in Vision and Ophthalmology Annual Meeting in Florida.

        On June 26, 2006 we announced the initial results from the 2,408-patient phase III ACCLAIM trial of Celacade(TM) technology in advanced chronic heart failure. While the ACCLAIM study did not reach the primary endpoint of significantly reducing the risk of death and cardiovascular hospitalization in the total patient population, this endpoint was met for a pre-specified subgroup of 689 patients with New York Heart Association (NYHA) Class II chronic heart failure. In the study, NYHA Class II heart failure patients receiving Celacade(TM) therapy had a 39.1% reduction (p=0.0003) in their risk of death and cardiovascular hospitalization, compared to placebo. The Class II heart failure patients comprised 29% of the trial's total population and experienced 26%, or 216, of the primary endpoint events, indicating a similar event risk profile to the NYHA Class III & IV patients in the study.

        On August 11, 2006, we announced that we had received a letter from the Listing Qualifications Department of The NASDAQ Stock Market stating that for the 30 consecutive business days prior to such date, the bid price of our common shares closed below the minimum bid price of U.S.$1.00 per share requirement for continued inclusion under Marketplace Rule 4450(a)(5) (the "Minimum Bid Price Rule"). It is NASDAQ's practice to issue a letter when a listed company does not meet the minimum bid price requirement. Under the rules of the NASDAQ, Vasogen will be provided six months (180 calendar days), or until February 5, 2007, to regain compliance with the bid price requirement. Based on NASDAQ Marketplace rules, if, at anytime before February 5, 2007, the bid price of our common shares closes at U.S.$1.00 per share or more for a minimum of 10 consecutive business days, the Company will regain compliance with such rules. The letter also indicated that, if compliance with the Minimum Bid Price Rule is not regained by February 5, 2007, the NASDAQ staff will provide written notification that our common shares will be delisted, and at that time, we may appeal the staff's determination to a Listing Qualifications Panel. Alternatively, at that time, we may apply to transfer our common stock to The NASDAQ Capital Market if we satisfy the requirements for initial inclusion on The NASDAQ Capital Market, other than the Minimum Bid Price Rule. If the application is approved, we will be afforded the remainder of The NASDAQ Capital Market's additional 180-day compliance period to regain compliance with the Minimum Bid Price Rule while on The NASDAQ Capital Market.

        On September 3, 2006, we announced additional results for the ACCLAIM study presented at the World Congress of Cardiology 2006, in Barcelona, Spain. These results, as well as additional findings, were also presented at the 10th Annual Scientific Meeting of the Heart Failure Society of America held in
Seattle, Washington on September 13, 2006 and at the 2006 Canadian Cardiovascular Congress held in Vancouver, British Columbia on October 25, 2006. See " - Overview" for a summary of the ACCLAIM results.


                                  THE OFFERING

Units we are offering.....................................       43,191,492 units.  Each unit will consist of one
                                                                 common share, 0.4 of one series A warrant and 0.1
                                                                 of one series B warrant.

Price per unit............................................       U.S.$0.47

Common shares to be outstanding after this offering.......       151,118,735 common shares (without giving effect to
                                                                 the exercise of the warrants)

Warrants to be outstanding after this offering............       29,265,745 warrants. Each whole series A warrant
                                                                 will entitle the holder to purchase one common
                                                                 share for U.S.$0.63 per common share.  Each whole
                                                                 series B warrant will entitle the holder to
                                                                 purchase one common share for U.S.$0.53 per common
                                                                 share. Each whole compensation warrant will entitle
                                                                 the holder to purchase one common share for
                                                                 U.S.$0.63 per common share.

Use of proceeds...........................................       We intend to use the net proceeds from this
                                                                 offering for working capital purposes, including
                                                                 but not limited to funding (i) the continued
                                                                 development of our Celacade(TM) technology, and (ii)
                                                                 the continued development of VP025.  See "Use of
                                                                 Proceeds".

NASDAQ symbol.............................................       VSGN

TSX symbol................................................       VAS

Risk factors..............................................       An investment in our units offered hereby involves
                                                                 certain risks which should be carefully considered
                                                                 by prospective investors before investing in our
                                                                 units.  See "Risk Factors".

        The number of common shares to be outstanding immediately after the completion of the offering is based on 107,927,243 common shares outstanding on November 7, 2006, and excludes at that date:

        o 5,110,000 common shares issuable upon the exercise of warrants outstanding as of November 7, 2006. Of these warrants, 4,720,000 are exercisable at a price of U.S.$3.00 per share and 390,000 at a price of U.S.$3.11 per share (which exercise price, in each case, will be adjusted as a result of this offering to U.S.$1.99 and U.S.$2.06, respectively). See "Description of the Notes";

        o 8,154,552 common shares issuable upon the exercise of options outstanding as of November 7, 2006 granted under our stock option plans, which have a weighted average exercise price of C$3.05 per common share;

        o 199,089 common shares issuable upon the exercise of deferred share units outstanding as of November 7, 2006 granted under our directors' deferred share unit and stock plan which have a fair market value of C$115,471;

        o up to 1,529,668 additional common shares reserved for future issuance under our stock option plans;

        o up to 26,954 additional common shares reserved for future issuance under our directors' deferred share unit and stock plan; and

        o 15,790,185 common shares issuable on repayment of the notes, based on the November 7, 2006 share price of U.S.$0.52 per share. See "DESCRIPTION OF THE NOTES".

                                  RISK FACTORS

        INVESTING IN OUR UNITS INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT
DECISION. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION IN THIS PROSPECTUS SUPPLEMENT, INCLUDING INFORMATION INCORPORATED, OR DEEMED TO BE INCORPORATED, BY REFERENCE HEREIN, INCLUDING OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES, AND IN THE ACCOMPANYING PROSPECTUS. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE THOSE THAT WE CURRENTLY BELIEVE MAY MATERIALLY AFFECT US. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE ARE UNAWARE OF OR THAT WE CURRENTLY DEEM IMMATERIAL ALSO MAY BECOME IMPORTANT FACTORS THAT AFFECT US. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCURS, OUR BUSINESS, FINANCIAL CONDITION, AND RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED, THE TRADING PRICE OF OUR COMMON SHARES COULD DECLINE AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

                         RISKS RELATING TO OUR BUSINESS

        Our business entails significant risks. In addition to the usual risks associated with a business, the following is a general description of certain significant risk factors which are applicable to us.

        WE WILL REQUIRE ADDITIONAL FUNDS IN OUR BUSINESS THAT MAY BE DIFFICULT TO OBTAIN WHEN NEEDED OR ON TERMS ACCEPTABLE TO US.

        As of November 7, 2006, we have a net cash balance of C$16.6 million (U.S.$14.7 million). We will need to raise additional funds to conduct research and development, preclinical studies, and clinical trials necessary to bring our potential products to market particularly for purposes of a follow-on trial to support the use of our Celacade(TM) technology in a broader range of heart failure patients; and to establish marketing, sales and distribution capabilities. Our future capital requirements will depend on many factors, including continued scientific progress in our research and development programs, the scope and results of preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting, and enforcing patent claims, competing technological and market developments, the cost of manufacturing scale-up, effective commercialization activities and arrangements, and other factors not within our control. We have no committed sources of capital. Adequate funds may not be available when needed or on terms acceptable to us. In particular, the notes substantially limit our ability to incur additional secured or unsecured debt while the notes are outstanding. Insufficient funds may require us to scale back or eliminate some, or all, of our research and development programs or license to third parties products or technologies that we would otherwise seek to develop. Any future debt financing arrangements we enter into likely would contain restrictive covenants that impose significant operating and financial restrictions on us. As a consequence of the failure of the ACCLAIM trial to reach its primary endpoint, under the terms of the notes we must maintain a net cash balance of 110% of the outstanding principal amount on the notes. As of November 1, 2006, the remaining principal outstanding under the notes was C$9.2 million (U.S.$8.2 million). In addition, our share price has declined significantly recently, which may negatively impact our ability to obtain financing in the future. Should our ability to raise additional financing be delayed, management would be required to adjust its commercialization plans and research and development programs and reduce its cash expenditures in order to ensure that we have sufficient cash to fund planned expenditures.

        In order to obtain financing, if it is even available, it is likely that we will sell additional common shares or financial instruments that are exchangeable for or convertible into common shares. Also, in order to provide incentives to current employees and induce prospective employees and consultants to work for us, we have granted options and intend to offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares. These activities could result in substantial dilution to all our shareholders. Capital raising activities and dilution associated with such activities could cause our share price to decline further.

        A CONSIDERABLE AMOUNT OF TIME IS REQUIRED TO ANALYZE AND DIGEST THE VOLUMINOUS CLINICAL TRIAL DATA ARISING FROM THE ACCLAIM TRIAL AND FURTHER INFORMATION MAY LEAD TO ADJUSTMENTS IN STRATEGIES

        A large international trial such as ACCLAIM results in considerable data that need to be analysed and reviewed for purposes of multiple endpoints. We continue to analyze data and it will subsequently be further reviewed and analyzed by independent experts. Results disclosed are based on data analyzed to the date of disclosure. When combined with results disclosed, such additional information may lead to adjustments in strategy.

        WE   INTEND   TO  SEEK   ADDITIONAL   COLLABORATIVE   ARRANGEMENTS   TO
COMMERCIALIZE OUR PRODUCTS. THESE COLLABORATIONS, IF SECURED, MAY NOT BE SUCCESSFUL.

        We intend to seek additional collaborative arrangements to develop and commercialize some of our products, including CelacadeTM in Europe and North America. There can be no assurance that we will be able to negotiate collaborative arrangements on favourable terms, or at all, in the future, or that our current or future collaborative arrangements will be successful.

        Our strategy for the research, development, and commercialization of our products requires entering into various arrangements with corporate collaborators, licensors, licensees, health care institutions and principal investigators and others, and our commercial success is dependent upon these outside parties performing their respective contractual obligations responsibly and with integrity. The amount and timing of resources such third parties will devote to these activities may not be within our control. There can be no assurance that such parties will perform their obligations as expected. There can be no assurance that our collaborators will devote adequate resources to our programs.

        WE ARE A DEVELOPMENT STAGE COMPANY WITH A HISTORY OF LOSSES, WE HAVE NOT RECOGNIZED ANY PRODUCT REVENUES, AND WE MAY NEVER ACHIEVE PROFITABILITY.

        Our  products  are in  the  development  stage  and,  accordingly,  our business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to competition and viable operations management. We have incurred a loss in each year since our inception and have received no cash flow from operations to date, and there is no assurance that we will have earnings or cash flow from operations in the future. These losses have resulted in, and are expected to continue to cause decreases in, our cash balances, working capital, and shareholders' equity. The future earnings and cash flow from operations of our business are dependent, in part, on our ability to further develop our products. There can be no assurance that we will grow and be profitable.

        At August 31, 2006, we had an accumulated deficit of approximately C$341million. We have not generated revenues from the commercialization of any products. Our net operating losses over the near-term and the next several years are expected to continue as a result of the further clinical trial activity and preparation for regulatory submission necessary to support regulatory approval of our products. Costs associated with phase III clinical trials are generally substantially greater than for phase II clinical trials, as the number of clinical sites and patients required is much larger. To obtain regulatory approval in North America or to support the use of our Celacade(TM) technology in a broader range of heart failure patients, it may be necessary to conduct a further Phase III trial of Celacade(TM) and the cost and time required to achieve regulatory approval, if the Celacade(TM) device is approved at all, could be substantially increased. There can be no assurance that such additional clinical trials will be successful.

        There can be no assurance that we will be able to generate sufficient product revenue to become profitable at all or on a sustained basis. We expect to have quarter-to-quarter fluctuations in expenses, some of which could be significant, due to expanded research, development, and clinical trial activities.

        SUBSTANTIAL CASH PAYMENTS MAY BE REQUIRED UNDER THE NOTES UPON AN EVENT OF DEFAULT OR CHANGE OF CONTROL. SUCH CASH PAYMENTS MAY LEAVE US WITH LITTLE OR NO WORKING CAPITAL IN OUR BUSINESS OR MAKE US INSOLVENT.

        Holders of the notes (the "noteholders") may require that the principal amount of the notes be repaid in cash or that all or a portion of the notes be redeemed in cash upon the occurrence of various events of default (subject to certain cure periods), including but not limited to:

        o the failure of the common shares of any holder of notes to be freely tradable under applicable Canadian law on the TSX and such lapse continues for a period of 10 consecutive days or for more than an aggregate of 30 days in any 365-day period;

        o the failure of the registration statement to resell the common shares underlying the notes and warrants to be maintained effective pursuant to the terms of the registration rights agreement, subject to permitted grace periods;

        o the suspension of the common shares from trading on the TSX and NASDAQ (or The NASDAQ Capital Market);

        o the failure to deliver common shares to the noteholders within 10 trading days after the conversion date;

        o the failure to pay principal and/or interest due under the notes;

        o the failure to maintain a net cash balance of 110% of the aggregate principal amount outstanding under the notes;

        o any material default under any indebtedness of ours in an aggregate principal amount of U.S.$5,000,000 or greater;

        o upon our breach in any material respect of any covenant, including the covenant to maintain a cash balance in the circumstances described above, under the transaction documents (as such term is defined in the securities purchase agreements, as filed on SEDAR, dated October 7, 2005 among us, Vasogen Ireland Limited, Vasogen, Corp. (our wholly-owned United States subsidiary) and the subscribers for the notes and the warrants) relating to the notes and warrants; and

        o upon any guarantee of the notes ceasing to be in full force and effect.

        Upon the occurrence and during the continuance of an event of default, the interest rate on the notes will be increased to 12% per annum. The noteholders may also require all or a portion of the notes be redeemed in cash upon a change of control. We have not established a sinking fund for payment of the notes, nor do we anticipate doing so. In addition, upon certain fundamental transactions such as a merger or sale of substantially all assets of Vasogen Inc., the warrant holders would be entitled to require us (or our successor entity) to redeem the warrants for cash. Any such cash payments could leave us with little or no working capital for our business or make us insolvent.

        OUR CONVERTIBLE DEBT COULD IMPAIR OUR FINANCIAL CONDITION. WE ARE LEVERAGED AND HAVE DEBT SERVICE OBLIGATIONS.

        As of November 1, 2006 we had approximately C$9.3 million (U.S.$8.2 million) of principal indebtedness outstanding under the notes that bears interest at 6.45% per annum.

        This indebtedness could have important consequences to us. For example, it could:

        o increase our vulnerability to general adverse economic and industry conditions;

        o impair our ability to obtain additional financing in the future for working capital needs, capital expenditures or general corporate purposes;

        o require us to dedicate a portion of our existing cash to the payment of principal and interest on our debt, which would reduce the funds available for our operations;

        o limit our flexibility in planning for, or reacting to, changes in the business and the industry in which we operate; and

        o       place  us  at  a  competitive   disadvantage  compared  to  our
                competitors that have less debt.

        In addition, we must maintain a net cash balance of 110% of the outstanding principal amount of the notes. There is no guarantee that we will be able to maintain such net cash balance and complying with these requirements may negatively impact our liquidity. As of November 7, 2006, we were required to maintain a net cash balance of C$10.2 million (U.S.$9.0 million) in accordance with the terms of the notes and we had a net cash balance of C$16.6 million (U.S.$14.7 million).

        DESPITE CURRENT INDEBTEDNESS LEVELS AND THE TERMS OF THE NOTES, WE MAY STILL BE ABLE TO INCUR SUBSTANTIALLY MORE DEBT. THIS COULD FURTHER EXACERBATE THE RISKS ASSOCIATED WITH OUR SUBSTANTIAL LEVERAGE.

        Despite current indebtedness levels and the terms of the notes, we may be able to incur substantial additional indebtedness in the future. Under the notes, we are permitted to incur, among other types of indebtedness, indebtedness that is PARI PASSU with or subordinate to the notes and that is repayable on or after 91 days following the maturity date of the notes. If new debt is added to our current debt levels, the related risks that we now face could increase.

    WE ARE SUBJECT TO STRINGENT ONGOING GOVERNMENT REGULATION.

        Biotechnology, medical device, and pharmaceutical companies operate in a high-risk regulatory environment. The FDA, Health Canada, and other health agencies can require additional clinical trials and can be very slow to approve a product and can also withhold product approvals. In addition, these health agencies also oversee many other medical product operations, such as research and development, manufacturing, and testing and safety regulation of medical products. As a result, regulatory risk is normally higher than in other industry sectors.

        We have incurred, and expect to continue to incur, substantial clinical research and other costs in connection with obtaining regulatory approvals for our medical products in Canada, the United States, and other jurisdictions. While we are not aware of any pending or threatened governmental action against us in any country, any enforcement action by regulatory authorities with respect to past, or any future, regulatory non-compliance could have a material adverse effect on our business, financial condition, and results of operations.

        To date, our Celacade(TM) technology has been regulated by the FDA and Health Canada as a medical device. There can be no assurance that this regulatory status will not change in the future or that additional regulatory bodies beyond the medical device authorities will not have input into the approval of our medical products. If the FDA or Health Canada decides to regulate the Celacade(TM) therapeutic device as a drug, biologic, or combination product, we could be obligated to conduct additional clinical trials and, in any event, the cost and time required to achieve regulatory approval, if the Celacade(TM) device is approved at all, could be substantially increased.

        Over the next several months, we expect to pursue discussions regarding our phase III ACCLAIM trial with the FDA. It is possible that these discussions could lead to the requirement for additional phase III or phase IV clinical trials as a condition of approval. The results presented in respect of NYHA Class II-IV non-ischemic cardiomyopathy patients, characterized as having no prior history of heart attack, as well as the results presented in respect of Class II patients with ischemic etiology may not be sufficient to support FDA or other health regulatory approvals. We may elect or be required to conduct a further phase III study of Celacade(TM) for chronic heart failure and such decision could increase the cost of and the timeline for developing Celacade(TM) for chronic heart failure.

        There can be no assurance that we will be able to achieve or maintain regulatory compliance with respect to all or any part of our current or future products, including maintaining our CE Mark approval for Celacade(TM) in Europe, or that we will be able to timely and profitably produce our products while complying with applicable regulatory requirements. If we fail to maintain compliance, regulatory authorities can institute proceedings to detain or seize products, issue a recall, enjoin future violations, assess civil and criminal penalties against us and our directors, officers, and employees, or require us to make substantial changes to our manufacturing operations. Any such actions could have a material adverse effect on our business, financial condition, and results of operations.

    WE DO NOT YET HAVE ALL THE REQUIRED APPROVALS TO MARKET OUR PRODUCT CANDIDATES, AND OUR CLINICAL TRIALS MAY NOT YIELD RESULTS THAT WILL ENABLE US TO OBTAIN REGULATORY APPROVAL.

        We have not completed the development of any products and there can be no assurance that any products will be successfully developed. None of our products has received regulatory approval for commercial use and sale in North America. We cannot market a pharmaceutical or medical device product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction's extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our products before we can submit any regulatory applications. We may never obtain the required regulatory approvals for Celacade(TM) in North America. There can be no assurance that the results of all required clinical trials will demonstrate that these product candidates are safe and effective or, even if the results of the clinical trials are considered successful by us, that the FDA will not require us to conduct additional large-scale clinical trials before it will consider approving such product candidates for commercial use. Approval or consent by the FDA or other regulatory authorities to commence a clinical trial does not indicate that the device, drug, or treatment being studied can or will be approved. Preparing, submitting, and advancing applications for regulatory approval is complex, expensive, and time intensive and entails significant uncertainty.

        The results of our completed preclinical studies and clinical trials may not be indicative of future clinical trial results. A commitment of substantial resources to conduct time-consuming research, preclinical studies, and clinical trials will be required if we are to complete development of our products. Clinical trials of our products require that we identify and enroll a large number of patients with the illness under investigation. We may not be able to enroll a sufficient number of appropriate patients to complete our clinical trials in a timely manner. If we experience difficulty in enrolling a sufficient number of patients to conduct our clinical trials, we may need to delay or terminate ongoing clinical trials and will not accomplish objectives material to our success that could affect the price of our common shares.
Delays in planned patient enrolment, or lower than anticipated event rates in our current clinical trials or future clinical trials may result in increased costs, program delays, or both.

        There can be no assurance that unacceptable toxicities or adverse side effects will not occur at any time in the course of pre-clinical studies or human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of our products. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay, or abort the development of any of our products or, if previously approved, necessitate their withdrawal from the market. Furthermore, there can be no assurance that disease resistance or other unforeseen factors will not limit the effectiveness of our potential products. Any products resulting from our programs are not expected to be successfully developed or made commercially available in the near term and may not be successfully developed or made commercially available at all.

        On August 30, 2005, we announced that the pivotal phase III SIMPADICO trial, which was designed to further investigate the use of Celacade(TM) technology for peripheral arterial disease ("PAD") was being closed out early at 50 centres in North America. The decision to close out the trial was based on a recommendation by the External Safety and Efficacy Monitoring Committee ("ESEMC") which cited a potential safety concern and the absence of a sufficiently strong efficacy signal to warrant the continuance of the study. In March 2006, we announced that the SIMPADICO trial did not reach its primary endpoint of change in maximal treadmill walking distance. Based on these results, we have discontinued funding the development of Celacade(TM) for peripheral arterial disease.

        On June 26, 2006, we announced the initial results from the 2,408-patient phase III ACCLAIM trial of Celacade(TM) in chronic heart failure. While the ACCLAIM study did not reach the primary endpoint of significantly reducing the risk of death and cardiovascular hospitalization in the total population, this endpoint was met for the subgroup of 689 patients with New York Heart Association (NYHA) Class II chronic heart failure.

        Although we announced on September 3, 2006 and made subsequent announcements that new data from the ACCLAIM trial showed that in a major combined subgroup of NYHA Class III/IV patients with no prior history of heart attack and all Class II patients, our Celacade(TM) technology reduced the risk of death and cardiovascular hospitalization by 31% (n-1,305 patients, p=0.0003), there is no assurance that these results will enable us to obtain regulatory approval to market Celacade(TM).

    THE SCIENCE UNDERLYING OUR CELACADE(TM) TECHNOLOGY IS RELATIVELY NEW AND UNPROVEN.

        Definitive proof of the precise mechanism of action of our Celacade(TM) technology will require considerably more basic scientific research than we or others have accomplished to date. We have not, nor has any other company, successfully commercialized a therapy similar to that using the Celacade(TM) therapeutic device. There can be no assurance that the products we are currently developing will be approved by additional regulatory agencies or that further testing will yield positive results. Should one of our product candidates prove to have insufficient benefit and/or have an unsafe profile, its development will likely be discontinued. With respect to results from the SIMPADICO and ACCLAIM trials, see "Our Business." We do not yet have all the required approvals to market our product candidates, and our clinical trials may not yield results that will enable us to obtain regulatory approval.

    A FURTHER SETBACK IN THE DEVELOPMENT OF OUR CELACADE(TM) TECHNOLOGY WOULD LIKELY CAUSE A FURTHER DROP IN THE PRICE OF OUR COMMON SHARES.

        We intend to rely substantially on the exploitation of our Celacade(TM) technology for our future earnings. If our Celacade(TM) technology does not become commercially viable, we may not achieve profitability and our common share price would likely decline further. For example, on June 26, 2006, we announced the initial results from the 2,408-patient phase III ACCLAIM trial of Celacade(TM) in chronic heart failure. While the ACCLAIM study did not reach the primary endpoint of significantly reducing the risk of death and cardiovascular hospitalization in the total population, this endpoint was met for the subgroup of 689 patients with NYHA Class II chronic heart failure. The closing price of our common shares on NASDAQ decreased from U.S.$1.85 on June 23, 2006, the last trading day prior to the announcement, to U.S.$0.482 on June 26, 2006.

    WE ARE RELIANT ON OUR KEY PERSONNEL.

        The operations of our business are highly dependent upon the participation of our key personnel. The loss of the service of any one of our key personnel may materially affect the ability of our company to complete the development of our products, successfully commercialize our products, and to grow and expand our business operations. There is intense competition for qualified management and skilled employees, and our failure to recruit, train, and retain such employees could have a material adverse effect on our business, financial condition, and/or results of operations.

    OUR INTELLECTUAL PROPERTY MAY NOT PROVIDE MEANINGFUL PROTECTION FOR OUR PRODUCT CANDIDATES. WE MAY INFRINGE OTHERS' PATENTS. PATENT LITIGATION IS TIME CONSUMING AND EXPENSIVE.

        Our success may depend, in part, on our ability to obtain patent protection for our products and processes. We have filed a number of patent applications in the United States and many other countries relating to our products and processes and we have been issued patents covering certain aspects of our immune modulation therapies and medical devices. There can be no assurance that our patent applications will be issued as patents or that any of our issued patents, or any patent that may be issued in the future, will provide us with adequate protection for our products, processes, or technology. The patent positions of biotechnology, pharmaceutical, and medical device companies can be highly uncertain and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology, pharmaceutical and medical device patents cannot be predicted. We also rely upon unpatented trade secrets and know-how, and no assurance can be given that others will not independently develop substantially equivalent trade secrets or know-how. In addition, whether or not our patents are issued, or issued with limited coverage, others may receive patents that contain claims applicable to our products. Our competitors may attempt to circumvent our patents by means of alternative designs and processes. There can be no assurance that any of our patents, or any patents issued to us in the future, will afford meaningful protection against competitors. There can be no assurance that our patents will be held valid or enforceable by a court of competent jurisdiction. The patents of our competitors may impair our ability to do business in a particular area. We also rely in part on confidentiality agreements with our corporate collaborators, employees, consultants, and certain contractors to protect our proprietary technology. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently discovered by our competitors.

        It is possible that our products or processes will infringe, or will be found to infringe, patents not owned or controlled by us. In addition, because patent applications are often maintained in secrecy and may take many years to issue, there may be currently pending patent applications that may later result in issued patents that our products infringe. If any relevant claims of third-party patents that relate to our products are upheld as valid and enforceable, we could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses or redesign our products or processes to avoid infringement. There can be no assurance that such licenses would be available at all or on terms commercially reasonable to us or that we could redesign our products or processes to avoid infringement. Litigation may be necessary to defend against claims of infringement, to enforce patents issued to us, or to protect trade secrets. Such litigation could result in substantial costs and diversion of management efforts regardless of the results of such litigation, and an adverse result could subject us to significant liabilities to third parties, require disputed rights to be licensed, or require us to cease using our technology.

    IF WE FAIL TO OBTAIN ACCEPTABLE PRICES OR APPROPRIATE REIMBURSEMENT FOR OUR PRODUCTS, OUR ABILITY TO SUCCESSFULLY COMMERCIALIZE OUR PRODUCTS WILL BE IMPAIRED.

        Government and insurance reimbursements for healthcare expenditures play an important role for all healthcare providers, including physicians, medical device companies, drug companies, medical supply companies, and companies, such as ours, that plan to offer various products in the United States and other countries in the future. Our ability to earn sufficient returns on our products will depend in part on the extent to which reimbursement for the costs of such products, related therapies and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations, and other organizations. In the United States, our ability to have our products and related treatments and therapies eligible for Medicare or private insurance reimbursement will be an important factor in determining the ultimate success of our products. If, for any reason, Medicare or the insurance companies decline to provide reimbursement for our products and related treatments, our ability to commercialize our products would be adversely affected. There can be no assurance that our products and related treatments will be eligible for reimbursement.

        There has been a trend toward declining government and private insurance expenditures for many healthcare items. Third-party payors are increasingly challenging the price of medical products and services.

        If purchasers or users of our products and related treatments are not able to obtain appropriate reimbursement for the cost of using such products and related treatments, they may forgo or reduce such use. Even if our products and related treatments are approved for reimbursement by Medicare and private insurers, of which there can be no assurance, the amount of reimbursement may be reduced at times, or even eliminated. This would have a material adverse effect on our business, financial condition, and results of operations.

        Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third-party coverage will be available.

    COMPETITION IN OUR TARGET MARKETS IS INTENSE, AND DEVELOPMENTS BY OTHER COMPANIES COULD RENDER OUR PRODUCT CANDIDATES OBSOLETE.

        The industry that we compete in is not a static environment, and market share can change rapidly if competing products are introduced. There can be no assurance that we can avoid intense competition from other medical technology companies, pharmaceutical or biotechnology companies, universities, government agencies, or research organizations, and from other technological advances that could render our technology uneconomical or obsolete. Many of these competitors have substantially greater financial and/or other resources. Our competitors may succeed in developing technologies and products that are more effective or cheaper to use than any that we may develop. These developments could render our products obsolete and uncompetitive, which would have a material adverse effect on our business, financial condition and results of operations. In addition, there are numerous existing therapies for chronic heart failure, PAD, and neurological diseases, and others are being developed.

    WE ARE SUBJECT TO EXPOSURE TO PRODUCT LIABILITY CLAIMS.

        We face an inherent business risk of exposure to product liability and other claims in the event that the development or use of our technology or prospective products or therapies results, or is alleged to have resulted, in adverse effects. While we have taken, and will continue to take, what we believe are appropriate precautions, there can be no assurance that we will avoid significant liability exposure. Although we currently carry product liability insurance for clinical trials, there can be no assurance that we have sufficient coverage, or can in the future obtain sufficient coverage at a reasonable cost. An inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. A product liability claim could have a material adverse effect on our business, financial condition, and results of operations.

    WE DO NOT HAVE COMMERCIAL-SCALE MANUFACTURING CAPABILITY, AND WE LACK COMMERCIAL MANUFACTURING EXPERIENCE.

        We currently rely upon single sources for the supply of some of the components required to manufacture and use our products. For example, we currently rely on a single subcontractor for the disposable cartridges that are components of the Celacade(TM) technology. The establishment of additional or replacement suppliers for certain materials, components, subassemblies, assemblies, supplies or finished products cannot be accomplished quickly, largely due to the regulatory approval systems and the complex nature of the manufacturing processes employed by many suppliers. The failure to obtain sufficient quantities of component materials on commercially reasonable terms could have a material adverse effect on our clinical studies, business, financial condition, and results of operations.

        If we are successful in developing the markets for our products, we would have to arrange for their scaled-up manufacture. At the present time, we have not arranged for the large-scale manufacture of our products. There can be no assurance that we will, on a timely basis, be able to make the transition from manufacturing clinical trial quantities to commercial production quantities successfully or be able to arrange for contract manufacturing. We believe our contractors will be able to manufacture our medical devices for initial commercialization if the products obtain FDA and other regulatory approvals, but we have not yet demonstrated the capability to manufacture the medical devices in commercial quantities. Potential difficulties experienced by us in manufacturing scale-up, including recalls or safety alerts, could have a material adverse effect on our business, financial condition, and results of operations.

        The manufacture of our products involves a number of steps and requires compliance with stringent quality control specifications imposed by the FDA and other regulatory agencies. Moreover, our products can only be manufactured in a facility that has undergone a satisfactory inspection by the FDA and other relevant regulatory authorities. For these reasons, we would not be able to replace our manufacturing capacity quickly if we were unable to use our manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure, or other difficulty, or if such facilities are deemed not in compliance with the regulatory requirements and the non-compliance could not be rapidly rectified. Our inability or reduced capacity to manufacture our products would have a material adverse effect on our business, financial condition, and results of operations.

        We expect to enter into additional arrangements with contract manufacturing companies in order to meet requirements for our products, or to attempt to improve manufacturing efficiency. If we choose to contract for manufacturing services and encounter delays or difficulties in establishing relationships with manufacturers to produce, package, and distribute our finished products, then clinical trials, market introduction, and subsequent sales of such products would be adversely affected. Further, contract manufacturers must also operate in compliance with the FDA and other regulatory requirements. Failure to do so could result in, among other things, the disruption of product supplies. Our potential dependence upon third parties for the design and/or manufacture of our products may adversely affect our profit margins and our ability to develop and deliver such products on a timely and competitive basis.

    WE HAVE LIMITED SALES, MARKETING, AND DISTRIBUTION EXPERIENCE.

        We have limited experience in the sales, marketing, and distribution of pharmaceutical or medical device products. There can be no assurance that we will be able to establish sales, marketing, and distribution capabilities or make arrangements with our collaborators, licensees, or others to perform such activities or that such efforts will be successful. If we decide to market any of our products directly, we must either acquire or internally develop a marketing and sales force with technical expertise and with supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel, and have a negative impact on our product development efforts. If we contract with third parties for the sales and marketing of our products, our revenues will be dependent on the efforts of these third parties, whose efforts may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties, our business, financial condition and results of operations will be materially adversely affected.

    OUR STRATEGIC ALLIANCE WITH QUEST DIAGNOSTICS INCORPORATED MAY NOT BE SUCCESSFUL.

        To develop a potential secondary point of care for integration of our Celacade(TM) technology, we formed a strategic alliance in November 2001 with Quest Diagnostics Incorporated in the United States on an exclusive basis. The purpose of this alliance is to establish an outpatient delivery model to accommodate patient referrals outside hospital clinics and cardiology practises. The final terms of this alliance are not yet established and are the subject of continued discussion between the two companies. Should we not finalize the terms of this strategic alliance, or should the strategic alliance not ultimately be successful, our business may be adversely affected.

    IF OUR PRODUCTS DO NOT GAIN MARKET ACCEPTANCE, WE MAY BE UNABLE TO GENERATE SIGNIFICANT REVENUES.

        We may not yet have the required clinical data and results to successfully market our Celacade(TM) technology in any jurisdiction; future clinical or preclinical results may be negative or insufficient to allow us to successfully market any of our product candidates; and obtaining needed data and results may take longer than planned, and may not be obtained at all.

        Even if our products are approved for sale, they may not be successful in the marketplace. Market acceptance of any of our products will depend on a number of factors, including demonstration of clinical effectiveness and safety; the potential advantages of our products over alternative treatments; the availability of acceptable pricing and adequate third-party reimbursement; and the effectiveness of marketing and distribution methods for the products. If our products do not gain market acceptance among physicians, patients, and others in the medical community, our ability to generate significant revenues from our products would be limited.

    WE MAY NOT ACHIEVE OUR PROJECTED DEVELOPMENT GOALS IN THE TIME FRAMES WE ANNOUNCE AND EXPECT.

        We set goals for and make public statements regarding timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing or marketing milestones necessary to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our current schedule for the scale-up of manufacturing and launch of any of our products. If we fail to achieve one or more of these milestones as planned, the price of our common shares could decline.

    OUR BUSINESS INVOLVES THE USE OF HAZARDOUS MATERIAL, WHICH REQUIRES US TO COMPLY WITH ENVIRONMENTAL REGULATIONS.

        Although we do not currently manufacture commercial quantities of our products, we produce limited quantities of such products for our clinical trials. Our research and development processes involve the controlled storage, use, and disposal of hazardous materials and hazardous biological materials. We are subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources. There can be no assurance that we will not be required to incur significant costs to comply with current or future environmental laws and regulations, or that our business, financial condition, and results of operations will not be materially or adversely affected by current or future environmental laws or regulations.

        Our insurance may not provide adequate coverage with respect to environmental matters.

    ENVIRONMENTAL REGULATION COULD HAVE A MATERIAL ADVERSE EFFECT ON THE RESULTS OF OUR OPERATIONS AND OUR FINANCIAL POSITION.

        We are subject to a broad range of environmental regulations imposed by federal, state, provincial, and local governmental authorities. Such environmental regulation relates to, among other things, the handling and storage of hazardous materials, the disposal of waste, and the discharge of contaminants into the environment. Although we believe that we are in material compliance with applicable environmental regulation, as a result of the potential existence of unknown environmental issues and frequent changes to environmental regulation and the interpretation and enforcement thereof, there can be no assurance that compliance with environmental regulation or obligations imposed thereunder will not have a material adverse effect on us in the future.

    THERE ARE RISKS RELATED TO THE HANDLING OF BLOOD.

        Our clinical trials involve the withdrawal of a small sample of a patient's blood cells into our Celacade(TM) single-use disposable cartridge, exposure of such blood cells to our controlled treatment process utilizing our proprietary Celacade(TM) therapeutic device and then re-administration of such blood cells to the patient intramuscularly. There are risks associated with the handling of human blood that may contain infectious agents, notwithstanding the sterile techniques employed in our clinical trials. While we believe that our processes and safety procedures for handling human blood are adequate to ensure against infection of the patient and our clinical staff, there is a risk that such procedures will fail and will result in infection. In the event of such infection, we could be held liable for any damages that result, and any such liability could exceed our resources.

RISKS RELATING TO THIS OFFERING

    OUR SHARE PRICE HAS BEEN HIGHLY VOLATILE AND AN INVESTMENT IN OUR UNITS COULD SUFFER A DECLINE IN VALUE.

        The trading price of our common shares has been highly volatile and could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

        o announcements by us of results of, and developments in, our research and development efforts, including results and adequacy of, and developments in, our clinical trials and applications for regulatory approval, for example, our June 26, 2006 announcement of the initial ACCLAIM results;

        o sales of our common shares, including by holders of the notes on conversion or repayment by us in common shares and in connection with further financings;

        o       announcements regarding new or existing corporate partnerships;

        o       actual  or   anticipated   period-to-period   fluctuations   in
                financial results;

        o       litigation or threat of litigation;

        o failure to achieve, or changes in, financial estimates by securities analysts;

        o announcements regarding new or existing products or services or technological innovations by us or our competitors;

        o comments or opinions by securities analysts or members of the medical community;

        o conditions or trends in the pharmaceutical, biotechnology and life science industries;

        o announcements by us of significant acquisitions, joint ventures or capital commitments;

        o       additions or departures of key personnel;

        o       economic and other external factors or disasters or crises;

        o       limited daily trading volume; and

        o       developments   regarding  our  patents  or  other  intellectual
                property or that of our competitors.

        In addition, the stock market in general and the market for biotechnology companies in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been significant volatility in the market prices of securities of life science companies. Factors such as the results and adequacy of our preclinical studies and clinical trials, as well as those of our collaborators, or our competitors; other evidence of the safety or effectiveness of our products or those of our competitors; announcements of technological innovations or new products by us or our competitors; governmental regulatory actions; developments with our collaborators; developments (including litigation) concerning our patent or other proprietary rights or those of our competitors; concern as to the safety of our products; changes in estimates of our performance by securities analysts; market conditions for biotechnology stocks in general; and other factors not within our control could have a significant adverse impact on the market price of our common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management's attention and resources.

    WE MAY BE UNABLE TO MEET OUR OBLIGATIONS UNDER OUR OUTSTANDING NOTES.

        At November 1, 2006, we had an aggregate principal amount of C$9.3 million (U.S.$8.2 million) in outstanding notes that bears interest at 6.45% per annum and interest on the notes must be paid monthly in cash. We must maintain a net cash balance of 110% of the outstanding principal amount of the notes. There is no guarantee that we will have adequate resources to meet these obligations on a timely basis.

    UNDER THE TERMS OF THE NOTES AND IN THE EVENT THAT WE ARE UNABLE TO ISSUE SHARES AT THE CONVERSION PRICE STIPULATED BY THE NOTES, WE MUST MAKE ADDITIONAL CASH PAYMENTS TO THE NOTEHOLDERS.

        If, due to restrictions promulgated by any of NASDAQ, The NASDAQ Capital Market or the TSX we are unable to issue a sufficient number of our common shares at the conversion price stipulated by the notes to noteholders on conversion of their notes into common shares or on payment of the notes in common shares, we are required to pay to such noteholders an amount in cash to compensate for those shares we are unable to issue.

    THERE MAY NOT BE AN ACTIVE, LIQUID MARKET FOR OUR COMMON SHARES.

        There is no guarantee that an active trading market for our common shares will be maintained on NASDAQ or the TSX. Investors may not be able to sell their shares quickly or at the latest market price if trading in our common shares is not active.

    WE MAY NOT MEET NASDAQ'S CONTINUED LISTING REQUIREMENTS.

        Failure  to  meet  the  applicable   quantitative   and/or  qualitative
maintenance requirements of NASDAQ could result in our common shares being delisted from NASDAQ. For continued listing, NASDAQ requires, among other things, that listed securities maintain a minimum bid price of not less than U.S.$1.00 per share. If the bid price falls below the U.S.$1.00 minimum for more than 30 consecutive trading days, we will have 180 days to satisfy the U.S.$1.00 minimum bid price for a period of at least 10 trading days. From June 26, 2006 through November 8, 2006, our common shares have not traded above the U.S.$1.00 minimum bid.

        On August 11, 2006, we announced that we had received a letter from the Listing Qualifications Department of The NASDAQ Stock Market stating that for the 30 consecutive business days prior to such date, the bid price of our common shares closed below the minimum bid price of U.S.$1.00 per share requirement for continued inclusion under Marketplace Rule 4450(a)(5). It is NASDAQ's practice to issue a letter when a listed company does not meet the minimum bid price requirement. Under the rules of the NASDAQ, Vasogen will be provided six months (180 calendar days), or until February 5, 2007, to regain compliance with the bid price requirement.

        Based on NASDAQ Marketplace rules, if, at anytime before February 5, 2007, the bid price of our common shares closes at U.S.$1.00 per share or more for a minimum of 10 consecutive business days, the Company will regain compliance with such rules.

        If delisted from NASDAQ, our common shares may be eligible for trading on The NASDAQ Capital Market or on other over-the-counter markets in the United States, although there can be no assurance that our common shares will be eligible for trading on any such alternative exchanges or markets in the United States. Although we may explore various actions to meet NASDAQ's minimum listing requirements, including effecting a share consolidation, if necessary, there is no guarantee that any such actions will be successful in bringing us into compliance with such requirements.

        In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our common shares, it may be extremely difficult or impossible for shareholders to sell their common shares in the United States. Moreover, if we are delisted and obtain a substitute listing for our common shares in the United States, it will likely be on a market with less liquidity, and therefore potentially more price volatility, than NASDAQ. Shareholders may not be able to sell their common shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if our common shares are delisted from NASDAQ, the price of our common shares is likely to decline. In addition, a decline in the price our common shares will impair our ability to obtain financing in the future.

    FUTURE ISSUANCES OF OUR COMMON SHARES COULD ADVERSELY AFFECT THE TRADING PRICE OF OUR COMMON SHARES AND COULD RESULT IN SUBSTANTIAL DILUTION TO OUR SHAREHOLDERS.

        We expect to issue substantial amounts of common shares in the future. Holders of any remaining outstanding notes may elect to convert their notes into common shares at U.S.$3.00 per share, as will be adjusted as a result of this offering to U.S.$1.99 per share and subject to further adjustments in accordance with the terms of the notes. In addition, the principal amount of any outstanding notes is repayable at the election of Vasogen Ireland Limited by the issuance of common shares, subject to satisfaction of certain conditions. If the outstanding notes are repaid by the issuance of common shares, the common shares will be issued at a 5% discount to the arithmetic average of the weighted average price of the common shares during each of the 12 consecutive trading days preceding the time of issuance (the "12-day market price"), or, in the event that the common shares have a 12-day market price of less than U.S.$1.00, then the common shares will be issued at a 10% discount to the 12-day market price. To the extent that the market price of the common shares declines, we will need to issue an increasing number of common shares per dollar of principal to be repaid. Subject to certain restrictions, noteholders may engage in short sales of the common stock that negatively impact the market price of the common shares, thereby causing us to have to issue more common shares to repay any outstanding notes. As at November 8, 2006, the closing price of the common shares on NASDAQ was U.S.$0.537 per share and on the TSX was C$0.600 per share and the aggregate principal amount of the notes remaining outstanding was C$9.3 million (U.S.$8.2 million).

        We issued warrants to purchase 3,333,334 common shares to the investors who subscribed for the notes. Each warrant entitles the holder to purchase one common share at an exercise price of U.S.$3.00, as will be adjusted as a result of this offering to U.S.$1.99 per share and subject to further adjustments in accordance with the terms of the warrants. The warrants have a five year term. If Vasogen Ireland Limited elects to accelerate repayment of the notes, we are obligated, subject to regulatory approval, to issue additional warrants generally having an exercise price equal to U.S.$3.00, as will be adjusted as a result of this offering to U.S.$1.99 per share, and a five year term commencing upon the date of issuance. The number of warrants to be issued upon Vasogen Ireland Limited's election to accelerate repayment of the notes is equal to that number of warrants sufficient to entitle the holder to acquire that number of common shares equal to 65% of the number obtained when the accelerated amount being repaid is divided by U.S.$3.00, as will be adjusted as a result of this offering to U.S.$1.99 per share and subject to further adjustment. We elected to make a U.S.$1.8 million acceleration payment with each of the March, April and May 2006 instalment payments to the noteholders and a U.S.$2.8 million acceleration payment with the June 2006 instalment. In respect of the March 1, 2006 acceleration payment, we issued an additional 390,000 warrants exercisable at U.S.$3.11 for a term of five years from the date of issue, and in respect of each of the April 1 and May 1, 2006 acceleration payments, we issued an additional 390,000 warrants exercisable at U.S.$3.00 for a term of five years from the date of issue. In respect of the June 1, 2006 acceleration payment, we issued an additional 606,666 warrants exercisable at U.S.$3.00 for a term of five years from the date of issue.

        In addition to common shares issuable in connection with conversion or repayment of the notes and exercise of the warrants, our investors, employees and directors hold rights to acquire substantial amounts of our common shares. In order to obtain future financing, it is likely that we will issue additional common shares or financial instruments that are exchangeable for or convertible into common shares. Also, in order to provide incentives to current employees and induce prospective employees and consultants to work for us, we intend to offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares.

        Future issuances of substantial amounts of our common shares, or the perception that such issuances are likely to occur, could affect prevailing trading prices of our common shares. Future issuances of our common shares could result in substantial dilution to our shareholders. Capital raising activities and dilution associated with such activities could cause our share price to decline. In addition, the existence of the notes and warrants may encourage short selling by market participants.

        As of November 7, 2006 we had:

        o       107,927,243 common shares issued and outstanding;

        o 8,154,552 common shares reserved for issuance upon the exercise of outstanding options granted under our stock option plans, which have a weighted average exercise price of C$3.05 per share;

        o in addition to the shares reserved for issuance upon the exercise of options outstanding that were granted under our stock option plans, 1,529,668 common shares reserved for future issuance under our stock option plans;

        o 5,110,000 common shares reserved for issuance upon the exercise of warrants outstanding. These outstanding warrants, which are held by certain noteholders and were issued in connection with the notes, have a weighted average exercise price of U.S.$3.01 (which exercise price will be adjusted as a result of this offering) and will expire at various dates between October 7, 2010 and May 31, 2011;

        o 199,089 common shares reserved for issuance upon the exercise of directors' deferred share units granted under our directors' deferred share unit and stock plan, which have a fair market value of C$115,471;

        o in addition to the common shares reserved for issuance upon the exercise of directors' deferred share units referred to in the preceding bullet point, 26,954 common shares reserved for future issuance under our directors' deferred share unit and stock plan; and

        o 15,790,185 common shares issuable on repayment of the notes, based on the November 7, 2006 share price of U.S.$0.52 per share. See "DESCRIPTION OF THE NOTES".

    IF THERE ARE SUBSTANTIAL SALES OF OUR COMMON SHARES, THE MARKET PRICE OF OUR COMMON SHARES COULD DECLINE.

        Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders of options or warrants may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

    WE HAVE NOT PAID DIVIDENDS.

        We have never paid cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business.

    IT MAY BE DIFFICULT TO OBTAIN AND ENFORCE JUDGMENTS AGAINST US BECAUSE OF OUR CANADIAN RESIDENCY.

        We are governed by the laws of Canada. Most of our directors and officers, as well as some of the experts named in this prospectus supplement and in the accompanying prospectus, are residents of Canada or other jurisdictions outside of the United States and all or a substantial portion of our assets and the assets of such persons may be located outside of the United States. As a result, it may be difficult for shareholders to effect service of process upon us or such persons within the United States or to realize in the United States on judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal securities law against us, our directors, controlling persons and officers and the experts named in this prospectus supplement who are not residents of the United States, in original actions or in actions for enforcements of judgments of U.S. courts.

    WE HAVE ADOPTED A SHAREHOLDER RIGHTS PLAN.

        We have adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of our outstanding common shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of our common shares. See "Description of Share Capital".

    WE ARE LIKELY TO BE CLASSIFIED AS A "PASSIVE FOREIGN INVESTMENT COMPANY" FOR US INCOME TAX PURPOSES, WHICH COULD HAVE SIGNIFICANT AND ADVERSE TAX CONSEQUENCES TO US INVESTORS.

        We were a passive foreign investment company ("PFIC") in our 2005 taxable year, and we believe there is a significant likelihood that we will be classified as a PFIC in our 2006 taxable year and possibly in subsequent years. Our classification as a PFIC could have significant and adverse tax consequences for U.S. holders of our common shares and warrants. It may be possible for US holders of common shares to mitigate these consequences by making a so-called "qualified electing fund" election. This election is not available with respect to warrants. U.S. investors should read carefully the discussion of PFICs under the caption "Certain Income Tax Considerations--The Passive Foreign Investment Company Rules" in this prospectus supplement and consult their tax advisers.

                           EXCHANGE RATE INFORMATION

The following table sets forth: (i) the noon exchange rates for one Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, as quoted by the Bank of Canada; (ii) the high and low noon exchange rates during such periods as quoted by the Bank of Canada; and (iii) the average noon exchange rates for such periods.

===================================================================================================
                                                              YEAR ENDED NOVEMBER 30,
                                                    ------------------------------------------------
                                                       2005             2004             2003
---------------------------------------------------------------------------------------------------
Period End.......................................     0.8566           0.8401           0.7708
High.............................................     0.8613           0.8493           0.7708
Low..............................................     0.7872           0.7159           0.6331
Average..........................................     0.8259           0.7674           0.7089
---------------------------------------------------------------------------------------------------

The average exchange rate is calculated based on the last business day of each month for the applicable period. On November 8, 2006 the noon exchange rate for one Canadian dollar, expressed in U.S. dollars quoted by the Bank of Canada was $0.8868 See "About This Prospectus Supplement".

                          DESCRIPTION OF SHARE CAPITAL

        Our authorized share capital consists of an unlimited number of common shares, all without nominal or par value. As at November 7, 2006, 107,927,243 common shares were issued and outstanding (excluding any common shares issuable upon the conversion of the outstanding notes, the exercise of outstanding warrants, options granted under our stock option plans and deferred share units granted under our directors' deferred share unit and stock plan).

        COMMON SHARES. Each common share entitles the holder thereof to one vote at any meeting of the shareholders of the Company. The common shares are entitled to receive, as and when declared by our board of directors, dividends in such amounts as shall be determined by our board of directors. The holders of common shares have the right to receive the remaining property of the Company in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary.

        WARRANTS. At November 7, 2006, warrants to purchase 5,110,000 common shares were outstanding. 5,110,000 warrants were issued in connection with the notes, have a weighted average exercise price of U.S.$3.01 and expire at various dates between October 7, 2010 and May 31, 2011. As a result of this offering, the exercise price of the warrants will be adjusted. See "Description of the Notes."

        OPTIONS. At November 7, 2006, there were 8,154,552 common shares issuable upon the exercise of outstanding options granted under our stock option plans, which have a weighted average exercise price of C$3.05 per common share and up to 1,529,668 additional common shares were reserved for future issuance under our stock option plans.

        DIRECTORS' DEFERRED SHARE UNITS. At November 7, 2006, there were 199,089 common shares issuable upon the exercise of outstanding deferred share units granted under our directors' deferred share unit and stock plan, which have a fair market value of C$115,471 and up to 26,954 additional common shares were reserved for future issuance under our directors' deferred share unit and stock plan.

        SHAREHOLDER RIGHTS PLAN. We adopted, effective November 22, 2000, a shareholder rights plan which was subsequently amended on May 7, 2003 and on March 22, 2006. Unless otherwise extended with the approval of our shareholders, the rights plan and the rights issued thereunder will expire at the close of our annual meeting of shareholders to be held in 2009, unless the rights are terminated, redeemed, or exchanged earlier by our board of directors.

        CONVERSION OF NOTES: At November 7, 2006, there were 15,790,185 common shares issuable on repayment of the notes, based on the November 7, 2006 share price of U.S.$0.52 per share. See "DESCRIPTION OF THE NOTES".

                            DESCRIPTION OF THE NOTES

        On October 7, 2005, our wholly-owned Irish subsidiary, Vasogen Ireland Limited, issued the notes, which are guaranteed by us as well as by our wholly-owned United States subsidiary, Vasogen, Corp. Interest at 6.45% is payable on the notes in cash only. The notes are unsecured. We have obtained an irrevocable letter of credit in favour of the noteholders in the amount of U.S.$10 million. Upon an event of default under the notes, noteholders may draw against the letter of credit. We must maintain a net cash balance of 110% of the outstanding principal amount of the notes. As of November 7, 2006, we were required to maintain a net cash balance of C$10.2 million (U.S.$9.0 million) in accordance with the terms of the notes and we had a net cash balance of C$16.6 million (U.S.$14.7 million). This represents 179% coverage.

        The notes are convertible by their holders into common shares at U.S.$3.00 per share, as will be adjusted as a result of this offering to U.S.$1.99 per share and subject to further adjustments in accordance with the terms of the notes. The principal amount of the notes is repayable in monthly instalments in cash or, at Vasogen Ireland Limited's election and subject to the satisfaction of certain conditions, by the issuance of our common shares. If repaid by the issuance of common shares, the common shares will be issued at a discount to the market price as determined under the terms of the notes. Further details regarding the terms and conditions of the notes are set out in the accompanying prospectus.

        As of November 1, 2006, the aggregate principal amount outstanding on the notes was approximately C$9.3 million (U.S.$8.2 million). If we continue to make the mandatory monthly instalment payments of U.S.$1.8 million on the first day of each month, we anticipate the notes will be fully repaid on April 1, 2007. If our share price increases to over U.S.$1.00 per share, we expect to have the opportunity to accelerate principal repayments which could result in the notes being fully repaid in advance of such date. If all remaining principal instalments are repaid in common shares using, for example, the closing stock price on November 7, 2006 of U.S.$0.52, assuming a conversion price of U.S.$0.52 per share, a total of 15,790,185 common shares would be issued.

        If Vasogen Ireland Limited elects to accelerate repayment of the notes, we are obligated, subject to regulatory approval, to issue additional warrants generally having an exercise price equal to U.S.$3.00, as will be adjusted as a result of this offering to U.S.$1.99 per share, and a five year term commencing upon the date of issuance. The number of warrants to be issued upon Vasogen Ireland Limited's election to accelerate repayment of the notes is equal to that number of warrants sufficient to entitle the holder to acquire that number of common shares equal to 65% of the number obtained when the accelerated amount being repaid is divided by U.S.$3.00, as will be adjusted as a result of this offering to U.S.$1.99 per share and subject to further adjustment.

        As a result of this offering of 64,787,237 common shares and warrants, the conversion price of the notes will be reduced from U.S.$3.00 to U.S.$1.99. Similarly, the exercise price of the 4,720,000 warrants with an exercise price of U.S.$3.00 and the 390,000 warrants with an exercise price of U.S.$3.11 issued to the noteholders will be reduced to U.S.$1.99 and U.S.$2.06, respectively.

                          DESCRIPTION OF THE WARRANTS

        Warrant certificates issued in favour of purchasers of units in this offering provide that each whole series A warrant represents the right, during the term of the warrant, to purchase one common share at a price of U.S.$ 0.63 per common share and each whole series B warrant represents the right, during the term of the warrant, to purchase one common share at a price of U.S.$0.53 per common share. Up to 19,468,082 common shares in aggregate are issuable upon due exercise of the warrants. Any series A warrant which remains unexercised as at November 14, 2011 and any series B warrant which remains unexercised as at May 14, 2007 will terminate and be of no further force or effect. Additionally, in connection with this offering, we will issue to the placement agent 2,560,000 compensation warrants to purchase common shares at U.S.$0.63 per share. These warrants will expire on November 14, 2009. See "Plan of Distribution".

        Warrants may be exercised by delivery to us, as provided in the warrant certificate, of the exercise price, together with certain information as required in the warrant certificate evidencing those warrants. Those warrants will be deemed to have been exercised upon receipt of the exercise price, subject to the receipt of the warrant certificate evidencing those warrants within 5 business days. Upon receipt of payment and a properly completed and duly executed notice of exercise and all other applicable documentation, we will, within 3 business days, issue and deliver the common shares purchasable upon that exercise. If fewer than all of the warrants represented by a warrant certificate are exercised, a new warrant certificate will be issued and delivered for the remaining amount of warrants.

        The number of common shares issuable on exercise of the warrants and the exercise price are subject to revision upon the occurrence of any share split, share consolidation, stock dividend or share reorganization. Fractional common shares are not issued upon the exercise of warrants.

                                USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering will be approximately U.S.$18.8 million, after deducting certain fees due to the placement agent and our estimated offering expenses, as described in "Plan of Distribution". We intend to use any net proceeds from the sale of units offered by this prospectus supplement and the accompanying prospectus for working capital purposes, including the following:

        o       to  fund  the  continued   development   of  our   Celacade(TM)
                technology;

        o       to fund the continued development of VP025; and

        o       for general corporate purposes.

The amounts actually expended for the purposes described above may vary significantly depending on, among other things, the progress of our research and development programs, regulatory filings and approvals, technological advances, activities in anticipation of the commercialization of our products, the terms of any collaborative or in-licensing arrangements and the status of competitive products.

                                    DILUTION

        If you invest in our units, your interest will be diluted by an amount equal to the difference between the public offering price and the net tangible book value per share of common shares after this offering. We calculate net tangible book value per share by dividing our net tangible book value (total assets less intangible assets and total liabilities) by the number of outstanding common shares.

        Our net tangible book value at August 31, 2006 was C$4.2 million, or C$0.041 per common share. After giving effect to the sale of units in this offering at the fixed price of C$0.53 per unit, and our receipt of the net proceeds from the sale of those units (and without giving effect to the exercise of the warrants issued pursuant to such units), our adjusted net tangible book value at August 31, 2006 would be C$25.4 million, or C$0.176 per share. This represents an immediate increase in pro forma net tangible book value of C$0.135 per share to existing shareholders and an immediate and substantial dilution of C$0.35 per share to new investors. The following table illustrates this per share dilution:

Public offering price per share...........................................     C$0.53
Net tangible book value per share at August 31, 2006......................     C$0.041
Increase in net tangible book value per share attributable to offering....     C$0.135
Pro forma net tangible book value per share as of August 31, 2006,
after giving effect to the offering.......................................     C$0.176
Dilution per share to new investors in the offering.......................     C$ 0.35

These calculations exclude:

        o 5,735,237 common shares issuable upon the exercise of warrants outstanding as of August 31, 2006. Of these warrants, 4,720,000 are exercisable at a price of U.S.$3.00 per share and 390,000 are exercisable at a price of U.S.$3.11 per share, which exercise price, in each case, will be adjusted as a result of this offering as described under "Description of the Notes" and 625,237 were exercisable at a price of C$12.73 which expired on November 6, 2006;

        o 6,411,864 common shares issuable upon the exercise of options outstanding as of August 31, 2006 granted under our stock option plans, which have a weighted average exercise price of C$3.97 per common share;

        o 184,627 common shares issuable upon the exercise of deferred share units outstanding as of August 31, 2006 granted under our directors' deferred share unit and stock plan which have a fair market value of C$131,085;

        o up to 3,353,602 additional common shares reserved for future issuance under our stock option plans;

        o up to 52,561 additional common shares reserved for future issuance under our directors' deferred share unit and stock plan; and

        o as of November 7, 2006, 15,790,185 common shares issuable pursuant to the terms of the notes, based on the November 7, 2006 share price of U.S.$0.52 per share. See "DESCRIPTION OF THE NOTES".


                                 CAPITALIZATION

        Our consolidated capitalization as at August 31, 2006 is set out in our unaudited interim consolidated financial statements as at August 31, 2006 and for the three-month and nine-month periods ended August 31, 2006 incorporated by reference herein.

        As at August 31, 2006, the outstanding principal amount and the carrying value of the notes were C$16.4 million (U.S.$14.8 million) and C$14.4 million (U.S.$13.0 million), respectively. During the period from September 1, 2006 to October 31, 2006, we recorded a reduction in debt of C$1.3 million (U.S.$1.2 million) for the September 1, 2006 twelve-day market price adjustment and issued 3,064,906 common shares having an aggregate fair value of C$2.0 million (U.S.$1.8 million) for the October 1, 2006 instalment principal payment. In addition, we applied the advance payment of common shares made on August 28, 2006 to settle the September 1, 2006 instalment principal payment of C$2.0 million (U.S.$1.8 million). We recognized an aggregate loss of C$1.0 million on the extinguishment of the related principal portion of the notes. Accordingly, as at October 31, 2006, the outstanding principal amount and the carrying value of the notes were C$11.2 million (U.S.$10.0 million) and C$10.3 million (U.S.$9.2 million), respectively. In October 2006, in connection with the November 1, 2006 instalment principal payment on the notes, we issued 3,339,938 common shares having an aggregate fair value of C$1.9 million
(U.S.$1.7 million) in advance of the November 1, 2006 instalment date. Accordingly, as at November 1, 2006, the outstanding principal amount of the notes was C$9.3 million (U.S.$8.2 million).

        As at August 31, 2006, the carrying value of the equity component was C$3.0 million. As a result of the payments noted above, the equity component of the notes was reduced by C$1.0 million with an equivalent increase to contributed surplus. As at October 31, 2006, the carrying value of the equity component of the notes was C$2.0 million.

        As at August 31, 2006, our share capital was C$320.4 million and we had 101,435,584 common shares issued and outstanding. As at October 31, 2006, our share capital was C$326.4 million and we had 107,927,243 common shares issued and outstanding. The change resulted from the settlement of instalment principal repayments described above and the issuance of 11,145 common shares with a fair value of C$7,802 for deferred share units that were exercised during the period. No additional material activity has occurred from October 31, 2006 through to the date of this prospectus supplement.

        As at August 31, 2006, we had 5,735,237 warrants outstanding with a carrying value of C$6.2 million. For the period from September 1, 2006 to October 31, 2006, no warrants expired. Subsequent to October 31, 2006 through to the date of this prospectus supplement, 625,237 warrants expired.

        As at August 31, 2006, we had 6,411,864 options outstanding with a carrying value of C$10.5 million. For the period from September 1, 2006 to October 31, 2006 we issued 2,382,000 options and 601,546 options expired or were cancelled. As at October 31, 2006, there were 8,192,318 options outstanding. No additional material activity has occurred from October 31, 2006 through to the date of this prospectus.

        The principal amount of the notes is repayable in monthly instalments in cash or, at Vasogen Ireland Limited's election and subject to the satisfaction of certain conditions, by the issuance of common shares of Vasogen Inc. As at November 1, 2006, the principal amount outstanding on the notes was C$9.3 million (U.S.$8.2 million) and the maturity date is April 1, 2007 (which has been accelerated from the original maturity date of October 7, 2007). From the date of issuance of the notes to November 1, 2006, we have issued 26.4 million common shares in connection with the repayment of the principal amount thereof, and 5.1 million warrants in connection with the terms of the notes. We may issue additional common shares in the future to repay any outstanding principal amount on the notes. The number of common shares that may be issued from time to time is dependant upon the election of Vasogen Ireland Limited to pay instalments in any combination of cash or common shares of Vasogen Inc. and, if an election is made to pay in common shares, the market price of our common shares at the time the instalment payment is made. The carrying amount of the notes at the time of each such issuance will be transferred to share capital at that time. If the share price remains below U.S.$1.00 per share, under the current terms of the notes, we will be unable to make any further acceleration payments on the notes.

        The terms of the notes are more fully described under "Description of the Notes". Our accounting policy in accordance with Canadian generally accepted accounting principles with respect to the notes is more fully described in note 8 of our audited consolidated financial statements as at November 30, 2005 and 2004 and for each of the years in the three-year period ended November 30, 2005 and for the period from December 1, 1987 to November 30, 2005 and in note 6 to our unaudited interim consolidated financial statements as at August 31, 2006 and for the three-month and nine-month periods ended August 31, 2006 incorporated by reference in this prospectus supplement.

        Differences in our accounting policies between Canadian and United States generally accepted accounting principles as they relate to the notes and shareholders' equity included in our capitalization are set out in note 18 to our annual consolidated financial statements and note 13 to our unaudited interim consolidated financial statements incorporated by reference in this prospectus supplement.

        As a result of this offering we will issue 43.2 million common shares and 24.2 million warrants for gross proceeds of C$22.9 million. The net proceeds are estimated to be approximately C$21.2 million after deducting cash for placement agent fees and commissions and other expenses of this offering of approximately $1.7 million. The net proceeds will be allocated to the common shares and the warrants based on their relative fair values in accordance with Canadian GAAP. After giving pro forma EFFECT TO THIS OFFERING, as at October 31, 2006, our common shares outstanding would be 151.1 million and our share capital would be C$341.6 million. We would also have 29.9 MILLION WARRANTS OUTSTANDING WITH A CARRYING VALUE OF C$11.7 MILLION.

        THE TERMS OF THE WARRANTS PROVIDE FOR PHYSICAL SHARE SETTLEMENT AND NET SHARE SETTLEMENT AT THE OPTION OF THE HOLDER; AND NET CASH SETTLEMENTS IS REQUIRED IN THE REMOTE CHANCE WE ARE UNABLE TO SETTLE IN COMMON SHARES. ACCORDINGLY, MANAGEMENT BELIEVES THAT THE WARRANTS WILL BE MEASURED AT FAIR VALUE AND CLASSIFIED AS CURRENT and long term liabilities under US GAAP.

                              PLAN OF DISTRIBUTION

OFFERING

        We are offering our units,  each of which consists of one common share,
0.4 of one common share purchase warrant to purchase a common share expiring on November 14, 2011 (a "series A warrant") and 0.1 of one common share purchase warrant to purchase a common share expiring on May 14, 2007 (a "series B warrant"), through the placement agent. The units are being offered for sale only in the United States and not in Canada. Each whole series A warrant will entitle its owner to purchase one common share for U.S.$0.63 per share, and each whole series B warrant will entitle its owner to purchase one common share for U.S.$0.53 per share. Pursuant to an engagement agreement, we engaged Rodman & Renshaw, LLC, which we refer to as the placement agent, as our exclusive agent in connection with this offering. In connection with this offering and pursuant to the engagement agreement, we will pay fees to the placement agent, which fees include the compensation warrants, who has worked solely on a "reasonable best efforts" basis to arrange for the sale of up to 43,191,492 units. The placement agent is not purchasing or selling any units by this prospectus supplement or the accompanying prospectus, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of units.

        Confirmations and this prospectus supplement and the accompanying prospectus will be delivered, or otherwise made available, to all purchasers who agree to purchase units, informing purchasers of the closing date as to such units. We currently anticipate that closing of the sale of units will take place on or about November 13, 2006. Purchasers will also be informed of the date and manner in which they must transmit the purchase price for their units.

        On the scheduled closing date, the following will occur:

        o we will receive funds in the amount of the aggregate purchase price;

        o we will pay the placement agent fee and issue the compensation warrants in accordance with the terms of our agreement with the placement agent; and

        o       the purchasers will receive the units that they purchased.

        On November 3, 2006, we entered into an engagement agreement with Rodman & Renshaw, LLC pursuant to which Rodman & Renshaw, LLC agreed to act as an exclusive placement agent in connection with the offering of units under this prospectus supplement and the accompanying prospectus. Pursuant to the agreement, we will pay the placement agent an aggregate commission equal to 6% of the gross proceeds of the sale of units in the offering (other than on sales to any noteholders in respect of which the commission will be 3%) and issue compensation warrants to purchase that number of common shares equal to 6% of the aggregate number of common shares sold in the offering (other than on sales to any noteholders in respect of which the compensation warrants will be to purchase that number of common shares equal to 3% of the aggregate number of common shares sold to noteholders). The compensation warrants will be substantially on the same terms as the warrants offered hereby, except that the compensation warrants shall have an exercise price equal to U.S.$0.63, shall expire on November 14, 2009 and will otherwise comply with NASD Rule 2710. For greater certainty, the compensation warrants and the common shares issuable upon exercise thereof will be registered with the SEC under our registration statement on Form F-10. We have also agreed to reimburse the placement agent for up to a maximum of U.S.$20,000 of expenses incurred in connection with the offering. The estimated offering expenses payable by us, in addition to the placement agent's fees, are U.S.$357,334, which include legal, accounting and printing costs and various other fees associated with registering the units and listing the common shares.

        The following table sets forth the cash fee to be paid to the placement agent for this offering on a per unit basis and assuming all of the units offered hereby are sold at the closing.

                                 PER UNIT                    MAXIMUM TOTAL
                                 --------                    -------------
            Agent's Fees          $0.03                       $1,203,000

        In addition, the placement agent will also receive the compensation warrants and expense reimbursements described above. The maximum compensation that we will pay any NASD member firm is 8% of the gross proceeds of any offering under the shelf registration of which this prospectus supplement is a part.

        We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act. We may also be required to contribute to payments the placement agent may be required to make in respect of such liabilities.

        The agreement with the placement agent and the form of securities purchase agreement with the purchasers and the form of warrants are included as exhibits to our report on Form 6-K that will be filed with the SEC in connection with the completion of this offering.

        The placement agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act and any commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As underwriter, Rodman & Renshaw, LLC would be required to comply with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of common shares and warrants by Rodman & Renshaw, LLC. Under these rules and regulations, Rodman & Renshaw, LLC:

        o may not engage in any stabilization activity in connection with our securities; and

        o may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

TRANSFER AGENT

        The transfer agent for our common shares in the United States is Mellon Investor Services LLC.

QUOTATION AND LISTING

        Our common shares are quoted on NASDAQ under the symbol "VSGN" and are listed and posted for trading on the TSX under the symbol "VAS". We have received conditional approval from the TSX to have the common shares being offered for sale pursuant to this prospectus supplement listed on the TSX. Listing will be subject to us fulfilling all the listing requirements of the TSX. The common shares will be quoted on the NASDAQ.

                       CERTAIN INCOME TAX CONSIDERATIONS

UNITED STATES FEDERAL INCOME TAXATION

        The following discussion is a summary of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of common shares and warrants that are acquired in this offering. Except where otherwise stated, this discussion only applies to "U.S. Holders" (as defined below) who hold common shares and warrants as "capital assets" within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended ("the Code"). This discussion assumes that we are not a "controlled foreign corporation" for U.S. federal income tax purposes. This discussion is intended for general information only and does not discuss all of the tax consequences that may be relevant to the particular circumstances of a U.S. Holder. Furthermore, the discussion does not address special situations that may apply to particular U.S. Holders including, but not limited to, holders subject to the U.S. federal alternative minimum tax, U.S. expatriates, dealers in securities, private foundations, traders in securities who elect to apply a mark-to-market method of accounting, financial institutions, banks, insurance companies, regulated investment companies, partnerships or other pass-through entities, U.S. Holders who own (directly, indirectly or by attribution) 10 per cent or more of the total combined voting power of all classes of our stock entitled to vote, U.S. Holders whose "functional currency" is not the U.S. dollar and persons who hold common shares or warrants in connection with a "straddle", "hedging", "conversion" or other risk reduction transaction. The following discussion also does not apply to tax-exempt entities except to the extent that certain matters are specifically addressed. This discussion does not address the tax consequences to U.S. Holders of common shares or warrants under any state, local, foreign and other tax laws and does not address any aspect of U.S. federal tax law other than income taxation. This discussion does not apply to holders who are not U.S. Holders.

        The U.S. federal income tax consequences set forth below are based upon the Code, existing and proposed Treasury regulations promulgated thereunder, court decisions, revenue rulings and administrative pronouncements of the Internal Revenue Service (the "IRS"), all as in effect on the date hereof and all of which are subject to change or changes in interpretation. Prospective investors should particularly note that any such change or changes in interpretation could have retroactive effect so as to result in U.S. federal income tax consequences different from those discussed below. No advance income tax ruling has been or will be sought or obtained from the IRS with respect to the tax consequences described below and, as a result, there can be no assurance that the IRS will take a similar view as to any of the tax consequences described in the summary.

        AS DISCUSSED IN MORE DETAIL BELOW, WE WERE A PASSIVE FOREIGN INVESTMENT COMPANY ("PFIC") FOR OUR TAXABLE YEAR ENDED NOVEMBER 30, 2005 AND EARLIER YEARS AND WE BELIEVE THAT WE MAY CONTINUE TO BE A PFIC WITH RESPECT TO THE 2006 TAXABLE YEAR AND POTENTIALLY WITH RESPECT TO FUTURE YEARS. IF WE ARE A PFIC, U.S. HOLDERS OF COMMON SHARES OR WARRANTS WILL BE SUBJECT TO CERTAIN ADVERSE TAX RULES (THE "PFIC RULES"), WHICH ARE DESCRIBED BELOW. A U.S. HOLDER WHO IS EXEMPT FROM U.S. FEDERAL INCOME TAXATION WILL ONLY BE SUBJECT TO THE PFIC RULES IN THE LIMITED CIRCUMSTANCES SET OUT BELOW (SEE "CONSEQUENCES OF PFIC STATUS TO TAX EXEMPT HOLDERS" BELOW). THE PFIC RULES ARE EXTREMELY COMPLEX, AND PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS REGARDING THE POTENTIAL CONSEQUENCES TO THEM OF US BEING CLASSIFIED AS A PFIC.

        As used herein, the term "U.S. Holder" means a beneficial owner of common shares or warrants that is for U.S. federal income tax purposes:

        o       an  individual  who is a  citizen  or  resident  of the  United
                States;

        o a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

        o an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

        o a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (b) the trust has validly made an election to be treated as a U.S. person under the applicable Treasury regulations.

        If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is the holder of common shares or warrants, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of common shares or warrants that is a partnership and partners in such partnership should consult their own tax advisers regarding the U.S. federal income tax consequences of holding and disposing of common shares or warrants.

        Prospective investors are urged to consult their own tax advisers with respect to the particular tax consequences to them of the purchase, ownership and disposition of common shares or warrants, including the tax consequences under any state, local, foreign and other tax laws.

THE PASSIVE FOREIGN INVESTMENT COMPANY RULES

        CLASSIFICATION AS A PFIC

        A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, either:

        o at least 75% of its gross income is "passive income" (referred to as the "income test"); or

        o on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income (referred to as the "asset test").

        For purposes of the income test and the asset test, if a non-U.S. corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation (a "25% related corporation"), the Non-U.S. corporation will be treated as if it held its proportionate share of the assets of the 25% related corporation and received directly its proportionate share of the income of that 25% related corporation. For this purpose, passive income generally includes, among other items, dividends, interest, rents, royalties and gains from the disposition of assets that give rise to passive income. However, for the purposes of the income test and the asset test, if a non-U.S. corporation owns directly or indirectly more than 50% of the voting power or value of stock of another corporation (a "50% related corporation") passive income does not include any income that is interest, a dividend or a rent or royalty, which is received or accrued from a 50% related corporation to the extent that amount is properly allocable to the income of the 50% related corporation that is not passive income.

        PFIC status will be determined on an annual basis at the close of each of our taxable years and will depend on the composition of our income and assets (and those of our related corporations) and the nature of our activities (and those of our related corporations) from time to time. As a result of earning passive income from investments prior to our receipt of other business revenues, we were a PFIC for our taxable year ended November 30, 2005 and earlier years, and it is possible that we will continue to be a PFIC with respect to the 2006 taxable year, and potentially with respect to future years.

        We intend to make available to U.S. Holders information as to our PFIC status and the PFIC status of any lower-tier non-U.S. subsidiary for any taxable year.

        CONSEQUENCES OF PFIC STATUS TO U.S. HOLDERS OF COMMON SHARES

        Special adverse U.S. federal income tax rules apply to U.S. Holders directly or indirectly owning shares of a PFIC. However, it may be possible to mitigate these consequences by making a so-called Qualified Electing Fund election ("QEF election"), in respect of which, see below. A U.S. Holder who is exempt from U.S. federal income taxation will only be subject to the PFIC rules in the limited circumstances set out below (See "Consequences of PFIC Status to Tax Exempt Holders" below).

        If we are classified as a PFIC for any taxable year during any part of which a U.S. Holder owns common shares, the U.S. Holder will, generally, be required to continue to treat us as a PFIC for the remainder of the U.S. Holder's holding period of such stock even if we cease to be a PFIC in a future year (this is commonly referred to as the "once a PFIC, always a PFIC" rule) unless such U.S. Holder has made (i) an effective QEF election or mark-to-market election with respect to the common shares (each as discussed below), or (ii) a deemed sale election with respect to the common shares on our ceasing to be a PFIC. Under a deemed sale election on us ceasing to be a PFIC, a U.S. Holder would recognize any gain on the common shares as if the common shares were sold at their fair market value at the last day of the last taxable year during which we were a PFIC ("the termination date"). Any gain recognized on the deemed sale would be treated as an "excess distribution" (in respect of which, see below). In this situation a U.S. Holder that recognizes gain on the deemed sale would increase its adjusted tax basis in the common shares by the amount of gain recognized. For purposes of the PFIC rules, an electing U.S. Holder would treat the holding period for the common shares as beginning on the day following the termination date. For other Code purposes, the holding period would include the period before the deemed sale.

        TAX TREATMENT OF EXCESS DISTRIBUTIONS

        If we are treated as a PFIC for any taxable year during any part of which a U.S. Holder owns common shares, the U.S. Holder generally will, in the absence of any other election, be subject to a special tax regime in respect of "excess distributions" relating to such common shares. Excess distributions generally will include the gross amount of dividends or other distributions on the common shares in any taxable year to the extent the amount of such distributions exceeds 125 percent of the average distributions for the three preceding years or, if shorter, the holder's holding period. However, the amount of excess distributions will be zero for the taxable year in which the holder's holding period begins. In addition, gain on a sale or other disposition of common shares generally will be treated as an excess distribution. For this purpose, certain transfers of common shares that otherwise would qualify as tax free will be treated as taxable dispositions.

        Under the excess distribution rules, a U.S. Holder will be required to allocate any excess distributions with respect to common shares to each day during the U.S. Holder's holding period for the common shares on a straight line basis. For this purpose, a U.S. Holder's holding period for common shares acquired upon exercise of warrants generally will include the holding period during which the U.S. Holder owned the warrants. Any portion of the excess distribution that is allocable to the current year will be included in the U.S. Holder's gross income for the current year as ordinary income. Any portion of the excess distribution that is allocable to any other year will be taxable at the highest rate of taxation applicable to ordinary income for that year, without regard to the U.S. Holder's other items of income and loss for such year; and this tax will be increased by an interest charge computed by reference to the periods to which the tax is allocable and based on the rates generally applicable to underpayments of tax. Any such interest charge generally will be non-deductible interest expense for individual taxpayers.

        QUALIFIED ELECTING FUND ELECTION

        The special PFIC rules described above for "excess distributions" will not apply to a U.S. Holder if the U.S. Holder makes a QEF election for the first taxable year of the U.S. Holder's holding period for the common shares during which we are a PFIC and we comply with specified reporting requirements. A U.S. Holder that makes a QEF election with respect to us will be currently taxable on its pro rata share of our ordinary earnings and net capital gain (both as determined under U.S. federal income tax principles), at ordinary income and capital gain rates, respectively, for each of our taxable years in which we qualify as a PFIC and as to which the QEF election is effective, regardless of whether the U.S. Holder receives any distributions from us. The U.S. Holder's adjusted tax basis in its common shares will be increased to reflect the income inclusions resulting from the QEF election. A U.S. Holder may further elect, in any given taxable year, to defer payment of the taxes owing as a result of including our undistributed ordinary earnings and undistributed net capital gains currently in income, subject to certain limitations. However, if deferred, the taxes will be subject to an interest charge, which will be non-deductible to U.S. Holders that are not corporations. Distributions of income that previously have been taxed will result in a corresponding reduction of basis in the common shares and will not be subject to tax again as a distribution to the U.S. Holder.

        A QEF Election must be made in a timely manner as specified in applicable Treasury regulations. Generally, the QEF Election must be made in a timely filed federal income tax return of a U.S. Holder for the first taxable year of the foreign corporation during which the corporation was at any time a PFIC. Although a QEF Election may be made after the PFIC's first taxable year that was included in the Electing U.S. Holder's holding period, the Electing US Holder would continue to be subject to the excess distribution rules described above unless the U.S. Holder makes a deemed sale election, which would result in a deemed disposition of the PFIC stock to which the excess distribution rules may apply. We intend to comply with all applicable record-keeping, reporting and other requirements so that each U.S. Holder may make a QEF election with respect to us. A QEF election applies to all future years of an electing U.S. Holder, unless revoked with the IRS's consent.

        MARK-TO-MARKET ELECTION

        If we are a PFIC,  a U.S.  Holder  of  common  shares  that  constitute
"marketable stock" may, as an alternative to the QEF election, avoid the "excess distribution rules", at least in part, by electing under the PFIC rules to recognize any gain or loss on its common shares on a mark-to-market basis at the end of each taxable year, so long as the common shares are regularly traded on a qualifying exchange. Under applicable Treasury regulations, a "qualified exchange" includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934, as amended (the "1934 Act") and certain foreign securities exchanges. Currently, our common shares are traded on NASDAQ, which is a "qualified exchange." Under applicable Treasury Regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure U.S. Holders that our common shares will be treated as regularly traded stock.

        If the mark-to-market election is available and validly made, the electing U.S. Holder generally would (i) include in gross income, entirely as ordinary income, an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of such taxable year and its adjusted tax basis in the stock, and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the PFIC stock over its fair market value at the end of the taxable year, but only to the extent of the amount previously included in gross income as a result of the mark-to-market election. If a mark-to-market election under the PFIC rules is made, the "excess distribution" rules will not apply to amounts received with respect to the common shares from and after the effective time of the election, and any mark-to-market gains or gains on disposition will be treated as ordinary income for any year in which we are a PFIC. Mark-to-market losses and losses on disposition will be treated as ordinary losses to the extent of the U.S. Holder's prior net mark-to-market gains. Losses in excess of prior net mark-to-market gains will generally not be recognized.

        A mark-to-market election under the PFIC rules applies to all future years of an electing U.S. Holder during which the stock is regularly traded on a qualifying exchange, unless revoked with the IRS's consent. However, a U.S. Holder will not include mark-to-market gain or loss under the PFIC rules with respect to common shares for any taxable year that we are not a PFIC with respect to the U.S. Holder. Furthermore, see below "Lower-Tier PFICs" for the implications for a U.S. Holder making a mark-to market election of any of our subsidiaries being PFICs.

        LOWER-TIER PFICS

        If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders of common shares generally would be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in that lower-tier PFIC. If we are a PFIC and a U.S. Holder of common shares does not make a QEF election in respect of a lower-tier PFIC, the U.S. Holder could incur liability for the deferred tax and interest charge described above if either (i) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or (ii) the U.S. Holder disposes of all or part of its common shares. If a valid QEF election was made in respect of a lower-tier PFIC, a U.S. Holder would be subject to the QEF rules described above with respect to the U.S. Holder's pro rata share of the ordinary earnings and net capital gains of the lower-tier PFIC, and our earnings which are attributable to distributions from the lower-tier PFIC that had previously been included in the income of an electing U.S. Holder under the QEF rules would generally not be taxed to the U.S. Holder again. We intend to comply with all applicable record-keeping, reporting and other requirements so that each U.S. Holder may make a QEF election with respect to any lower-tier PFIC.

        A mark-to-market election under the PFIC rules with respect to common shares would not apply to a lower-tier PFIC, and a U.S. Holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower-tier PFIC. Consequently, U.S. Holders of common shares could be subject to the PFIC rules with respect to income of the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. Similarly, if a U.S. Holder made a mark-to-market election under the PFIC rules in respect of the common shares and made a QEF election in respect of a lower-tier PFIC, that U.S. Holder could be subject to current taxation in respect of income from the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. U.S. Holders are urged to consult their own tax advisers regarding the issues raised by lower-tier PFICs.

COST BASIS OF THE COMMON SHARES AND WARRANTS

        The cost basis of the common shares and warrants will be the purchase price paid by each U.S. Holder for the units. Purchasers of units will be required to allocate the price paid for such units between the common shares and warrants in accordance with the relative fair market value of the common shares and warrants on the date of purchase.


TAXATION OF U.S. HOLDERS OF COMMON SHARES (INCLUDING COMMON SHARES ACQUIRED UPON EXERCISE OF WARRANTS)

        TAXATION OF DIVIDENDS

        If we were to make a distribution on the common shares, and if a U.S. Holder's holding period for its common shares (including, for this purpose, its holding period for the warrants that were exercised to obtain common shares) includes any portion of a taxable year for which we were a PFIC, a portion of the distribution payable to the U.S. Holder may be subject to tax as an "excess distribution" under the PFIC rules, unless the U.S. Holder makes an "effective" QEF election or mark-to-market election (described above) in respect of its common shares, or a deemed sale election was made by the U.S. Holder on our ceasing to be a PFIC.

        Any portion of a distribution that does not constitute an "excess distribution" will be taxable as ordinary foreign source dividend income upon receipt to the extent of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. In the event that the distributions on our common shares exceed the amount of our current and accumulated earnings and profits, the excess will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in the common shares, and thereafter as capital gain.

        Any tax withheld by Canadian taxing authorities with respect to distributions on our common shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a U.S. Holder's U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us on our common shares will generally be treated for U.S. foreign tax credit purposes as foreign source "passive" (or possibly "financial services") income (for taxable years starting after December 31, 2006, the number of separate foreign tax credit limitation baskets will be reduced to two). The rules regarding U.S. foreign tax credits are very complex. U.S. Holders should consult their own tax advisors concerning the implications of U.S. foreign tax credit rules in light of their particular circumstances.

        Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. Holders that are corporations. However, dividends in respect of our common shares paid to certain non-corporate U.S. Holders (including individuals) in taxable years beginning before January 1, 2011 may qualify for preferential rates of U.S. federal income tax provided that (a) the dividends are not paid in respect of a taxable year for which we are a PFIC, or was treated in the prior taxable year (including, possibly, years for which, or for the year preceding which, we are treated as a PFIC to a U.S. Holder solely as a result of the "once a PFIC, always a PFIC" rule) and
(b) either (i) the common shares are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of the income tax treaty between Canada and the United States (and, in either case, provided that certain other requirements, including with respect to a U.S. Holder's holding period for the common shares, are satisfied). We believe that our common shares currently are readily tradable on an established securities market in the United States. However, as stated above, we may be a PFIC for the 2006 taxable year and for future years.

        Taxable dividends paid in a currency other than the U.S. dollar will be included in the gross income of the U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the U.S. Holder receives the dividend, regardless of whether such currency is actually converted into U.S. dollars. Gain or loss, if any, realized on a sale or other disposition of the foreign currency will be ordinary income or loss, and will be U.S. source income or loss for U.S. foreign tax credit purposes.

        TAXATION OF GAIN ON SALE OR OTHER DISPOSITION

        If a U.S. Holder's holding period for its common shares (including its holding period for the warrants that were exercised to obtain common shares) includes any portion of a taxable year for which we were a PFIC (and provided that no deemed sale election was made by the U.S. Holder subsequent to our ceasing to be a PFIC), any gain realized by the U.S. Holder on a sale or other disposition of the common shares will be subject to tax as an "excess distribution" under the PFIC rules, unless the U.S. Holder of common shares makes an "effective" QEF election or mark-to-market election (described above) with respect to the common shares.

        If we are not treated as a PFIC at any time during which a U.S. Holder owns common shares or a deemed sale election has been made by the U.S. Holder on our ceasing to be a PFIC, the U.S. Holder will recognize capital gain or loss on a sale or other disposition of the common shares of an amount equal to the difference, if any, between the amount realized on the sale or other taxable disposition and such holder's adjusted tax basis in the common shares. Any such gain or loss generally will constitute capital gain or loss, and will be long-term capital gain or loss if the holding period for the common shares exceeds one year at the time of disposition. Certain non-corporate U.S. Holders (including individuals) may qualify for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deduction of capital losses is subject to limitations under the Code. Any gain realized by a U.S. Holder on a sale or other disposition of the common shares generally will be treated as U.S.-source income for U.S. foreign tax credit purposes.

        REPORTING

        A U.S. Holder who owns common shares during any year that we are a PFIC may need to file an IRS Form 8621 in respect of such common shares.

CONSEQUENCES OF PFIC STATUS TO TAX EXEMPT HOLDERS

        Distributions with respect to common shares, and gain realized from a sale of common shares or warrants, held by a U.S. Holder that is exempt from U.S. federal income taxation will not be subject to tax as an "excess distribution" unless a dividend with respect to our common shares would be taxable to the tax exempt U.S. Holder under the rules relating to unrelated business taxable income. Tax exempt holders are urged to consult their own tax advisor regarding the consequences to them of us being classified as a PFIC.

CONSEQUENCES OF PFIC STATUS TO U.S. HOLDERS OF WARRANTS

        Special adverse U.S. federal income tax rules apply to U.S. Holders directly or indirectly (including by holding an option to acquire shares in a
PFIC) owning shares of a PFIC. Current Treasury regulations do not permit a U.S. Holder to avoid these rules fully by making a QEF election or Mark-to-Market election with respect to warrants. A U.S. Holder will be taxed under the generally unfavorable rules described above, including loss of favorable capital gains rates and the imposition of an interest charge, that apply if the U.S. Holder recognizes gain on the sale or other disposition of the warrants if we were a PFIC at any time during the period the U.S. Holder held the warrants (see "-- Consequences of PFIC Status to U.S. Holders of Common Shares-- Tax Treatment of Excess Distributions"). The PFIC rules effectively have no impact for U.S Holders who purchase and sell their warrants within the same taxable year, other than treating any gain recognized upon disposition as "ordinary income" rather than short term capital gain.

        If we are classified as a PFIC for any taxable year during any part of which a U.S. Holder owns warrants, the U.S. Holder will, generally, be required to continue to treat us as a PFIC for the remainder of the U.S. Holder's holding period of such warrants even if we cease to be a PFIC in a future year (the "once a PFIC, always a PFIC" rule) unless such U.S. Holder has made a deemed sale election with respect to the warrants on our ceasing to be a PFIC. Under a deemed sale election on us ceasing to be a PFIC, a U.S. Holder would recognize any gain on the warrants as if the warrants were sold at their fair market value at the last day of the last taxable year during which we were a PFIC ("the termination date"). Any gain recognized on the deemed sale would be treated as an "excess distribution" (in respect of which, see below). In this situation a U.S. Holder that recognizes gain on the deemed sale would increase its adjusted tax basis in the warrants by the amount of gain recognized. For purposes of the PFIC rules, an electing U.S. Holder would treat the holding period for the warrants as beginning on the day following the termination date. For other Code purposes, the holding period would include the period before the deemed sale.

        QUALIFIED ELECTING FUND ELECTION

        As noted above, a U.S. Holder of warrants may not make a QEF election with respect to warrants. As a result, if we are treated as a PFIC at any time during which a U.S. Holder owns warrants, the U.S. Holder will not be able to make a QEF election with respect to common shares acquired upon exercise of the warrants which would take the common shares outside of the "excess distribution" rules (an "effective" QEF election) except, possibly, if such exercise occurs during the first taxable year of the U.S. Holder's holding period. After exercising the warrant, however, such a U.S. Holder could make a QEF election combined with a special deemed sale election with respect to the common shares under which the U.S. Holder would recognize any inherent gain in the common shares determined on the first day of the taxable year in respect of which the QEF election was made as an "excess distribution" and, thereafter, the "excess distribution" rules would not apply to the common shares. In this situation, a U.S. Holder's adjusted tax basis in the common shares subject to the election would be increased by the amount of gain recognized as a result of the election.

        MARK-TO-MARKET ELECTION

        The mark-to-market election under the PFIC rules may not be made with respect to the warrants. A U.S. Holder may make a mark-to-market election under the PFIC rules with respect to common shares acquired upon a conversion of warrants; however, this election would require the U.S. Holder to recognize inherent gain in the common shares as an "excess distribution" determined on the basis of the fair market value of our common shares on the last day of the taxable year in respect of which such election is made.

TAXATION OF U.S. HOLDERS OF WARRANTS

        SALE OR OTHER DISPOSITION

        If a U.S. Holder's holding period for its warrants includes any portion of a taxable year for which we were a PFIC (and provided that no deemed sale election was made by the U.S. Holder subsequent to our ceasing to be a PFIC), any gain from a sale or other disposition of the warrants generally will be taxed as an "excess distribution" under the PFIC rules.

        If we are not treated as a PFIC at any time during which a U.S. Holder owns warrants or a deemed sale election has been made by the U.S. Holder subsequent to our ceasing to be a PFIC, upon the sale or other taxable disposition of the warrants, a U.S. Holder will recognize gain or loss, if any, equal to the difference between the amount realized on such sale or other taxable disposition and such U.S. Holder's adjusted tax basis in the warrants. Any such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the warrants were held by such U.S. Holder for more than one year at the time of disposition. Certain non-corporate U.S. Holders (including individuals) may qualify for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deduction of capital losses is subject to limitations under the Code. Any gain realized by a U.S. Holder on a sale or other disposition of the warrants generally will be treated as U.S.-source income for U.S. foreign tax credit purposes.

        EXERCISE OR EXPIRY OF WARRANTS

        A U.S. Holder generally should not recognize any income, gain or loss on the exercise of a warrant, except with respect to any cash received in lieu of a fractional common share. When a warrant is exercised, the U.S. Holder's cost of the common share acquired thereby will be equal to the U.S. Holder's adjusted cost basis of the warrant plus the exercise price paid for the common share, less the portion of such basis allocable to the fractional share (if any). The expiry of an unexercised warrant will generally give rise to a capital loss equal to the adjusted cost basis to the U.S. Holder of the expired warrant. Other than for purposes of the PFIC rules, the holding period of the common share acquired thru the exercise of a warrant would begin on the date of exercise of the warrant. See "Consequences of PFIC Status to U.S. Holders of Warrants" above for the impact of the exercise of a warrant on taxation of a U.S. Holder if we are a PFIC.

        If the terms of a warrant provide for any adjustment to the number of shares for which the warrant may be exercised or to the exercise price of the warrant, such adjustment may, under certain circumstances, result in constructive distributions that could be taxable to the holder of the warrants. Conversely, the absence of an appropriate adjustment may result in a constructive distribution that could be taxable to the U.S. Holders of the stock. A constructive dividend can constitute an "excess distribution" for purposes of the PFIC rules. U.S. Holders should consult their own tax advisors with respect to the tax consequences of any exercise adjustment.

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING

        Dividend payments made to a U.S. Holder of common shares and proceeds of a sale or other disposition of common shares or warrants may be subject to information reporting to the IRS and possible U.S. federal backup withholding (currently at a rate of 28%). Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of non-U.S. status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

        Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally, on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

        Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR UNITED STATES RESIDENTS

        The following is a summary of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of our units acquired pursuant to this prospectus supplement by a holder who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), (i) is not resident, or deemed to be resident, in Canada, (ii) deals at arm's length with us, and is not affiliated with us, (iii) holds our units as capital property and (iv) does not use or hold the units in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention (the "Convention"), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Convention. Our units will generally be considered to be capital property to a holder unless such units are held in the course of carrying on a business of buying or selling securities, or in an adventure or concern in the nature of trade. Our units will generally not be capital property to holders that are "financial institutions" (as defined in the Tax Act). Holders who meet all the criteria in clauses (a) and (b) are referred to herein as a "U.S. Shareholder" or "U.S. Shareholders". This summary does not deal with special situations, such as the particular circumstances of traders or dealers, United States limited liability companies (which may be considered not to be a resident of the United States for the purposes of the Convention), tax exempt entities, insurers or financial institutions. Such holders and other holders who do not meet the criteria in clauses (a) and (b) should consult their own tax advisers.

        This summary is based upon the current provisions of the Tax Act, the regulations thereunder in force at the date hereof ("Regulations"), all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Convention and our understanding of the administrative practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law or administrative practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada.

        For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our units must be converted into Canadian dollars based on the relevant exchange rate applicable thereto.

        THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR U.S. SHAREHOLDER AND NO REPRESENTATION WITH RESPECT TO THE FEDERAL INCOME TAX CONSEQUENCES TO ANY PARTICULAR U.S. SHAREHOLDER OR PROSPECTIVE U.S. SHAREHOLDER IS MADE. THE TAX CONSEQUENCES TO A U.S. SHAREHOLDER WILL DEPEND ON THE HOLDER'S PARTICULAR CIRCUMSTANCES. ACCORDINGLY, U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISERS FOR ADVICE WITH RESPECT TO THEIR OWN PARTICULAR CIRCUMSTANCES.

        DIVIDENDS

        Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment, or in satisfaction of, dividends on our common shares to a U.S. Shareholder will be subject to Canadian withholding tax. Under the Convention, the rate of Canadian withholding tax on dividends paid or credited by us to a U.S. Shareholder that beneficially owns such dividends is generally 15% unless the beneficial owner is a company, which owns at least 10% of our voting stock at that time, in which case the rate of Canadian withholding tax is reduced to 5%.

        DISPOSITIONS

        A U.S. Shareholder will generally not be subject to tax under the Tax Act on any capital gain realized on a disposition of our common shares or warrants, unless the common shares or warrants, as the case may be, constitute "taxable Canadian property" to the U.S. Shareholder at the time of disposition and the U.S. Shareholder is not entitled to relief under the Convention. Generally, our common shares and warrants will not constitute taxable Canadian property to a U.S. Shareholder provided our common shares are listed on a prescribed stock exchange (which currently includes the TSX and NASDAQ) at the time of the disposition and, at no time during the 60-month period immediately preceding the disposition, has the U.S. Shareholder, persons with whom the U.S. Shareholder does not deal at arm's length, or the U.S. Shareholder together with such persons owned 25% or more of the issued shares of any series or class of our capital stock. If our common shares constitute taxable Canadian property to a particular U.S. Shareholder, any capital gain arising on their disposition may be exempt from Canadian tax under the Convention if, at the time of disposition, our common shares do not derive their value principally from real property situated in Canada. If our warrants constitute taxable Canadian property to a particular U.S. Shareholder, any capital gain arising on their disposition should be exempt from Canadian tax under the Convention.

                      WHERE YOU CAN FIND MORE INFORMATION

        We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Canadian securities regulatory authorities and the SEC. You may read and copy any document we file at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's website at http://www.sec.gov. These documents are also available through the Internet on SEDAR which can be accessed at http://www.sedar.com. Our common shares are quoted on NASDAQ and certain of our filings with the SEC are also available through The NASDAQ Stock Market, Inc. website at http://www.NASDAQ.com.

                      DOCUMENTS INCORPORATED BY REFERENCE

        INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA AND FILED WITH THE SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from Jacqueline Le Saux, our Vice-President, Corporate & Legal Affairs, at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2, telephone: (905) 817-2000. These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at http://www.sedar.com.

        The following documents filed with the securities commissions or similar authorities in Canada, are specifically incorporated by reference in and form an integral part of this prospectus supplement:

        (a)     our annual information form dated February 21, 2006;

        (b) our comparative audited consolidated financial statements and the notes thereto as at November 30, 2005 and 2004 and for each of the years ended November 30, 2005, 2004 and 2003, and for the period from December 1, 1987 to November 30, 2005 together with the auditor's report thereon dated February 13, 2006;

        (c) our interim financial statements for the three and nine months ended August 31, 2006;

        (d) management's discussion and analysis of financial condition and results of operations for our year ended November 30, 2005;

        (e) management's discussion and analysis of financial condition and results of operations for the three and nine months ended August 31, 2006;

        (f) our management proxy circular dated February 9, 2006, relating to our annual and special meeting of shareholders held on March 22, 2006;

        (g) our material change report dated January 10, 2006 relating to the announcement of various senior management appointments;

        (h) our material change report dated March 14, 2006 relating to the results of the SIMPADICO trial;

        (i) our material change report dated June 26, 2006 relating to the initial results of the ACCLAIM trial;

        (j) our material change report dated August 14, 2006 relating to the notification from NASDAQ that our common shares have closed at a price below the minimum bid price for 30 consecutive business days; and

        (k) our material change report dated August 14, 2006 relating to the filing of our amended and restated base shelf prospectus dated August 11, 2006, our prospectus supplement dated November 2, 2006 to the August 11, 2006 shelf prospectus and our Report on Form 40-F previously filed with the SEC on EDGAR on February 21, 2006.

        All documents of the type referred to above, and all material change reports (excluding confidential material change reports) which we file with securities regulatory authorities in Canada subsequent to the date of this prospectus supplement and prior to the termination of this offering will be deemed to be incorporated by reference in this prospectus supplement. Each prospectus supplement filed will be incorporated by reference into the prospectus accompanying this prospectus supplement for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the common shares and warrants to which the prospectus supplement pertains. In addition, to the extent that any such documents referred to above are also filed with, or furnished to, the SEC after the date of this prospectus supplement and prior to the termination of this offering, such documents shall be deemed to be incorporated by reference as exhibits to the registration statement of which this prospectus supplement forms a part.

        ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN WILL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THIS PROSPECTUS SUPPLEMENT TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN, OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS INCORPORATED OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN, MODIFIES OR SUPERSEDES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT WILL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED WILL NOT BE DEEMED IN ITS UNMODIFIED OR SUPERSEDED FORM TO CONSTITUTE A PART OF THIS PROSPECTUS SUPPLEMENT.

        Upon a new annual information form and the related annual audited consolidated financial statements filed by us with, and where applicable, accepted by, the applicable securities authorities during the currency of this prospectus supplement, the previous annual information form, the previous annual audited consolidated financial statements and all interim unaudited financial statements (including the management's discussion and analysis of financial condition and results of operations in the quarterly reports for such periods), material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference in this prospectus supplement for purposes of future offers and sales of common shares hereunder.

      LIST OF DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

        The following documents have been filed with the SEC as part of the registration statement of which this prospectus supplement and the accompanying prospectus form a part: the documents referred to under the heading "Documents Incorporated by Reference"; consent of KPMG LLP; and powers of attorney.

                                 LEGAL MATTERS

        Certain legal matters in connection with the common shares offered hereby will be passed upon for us by McCarthy Tetrault LLP, our Canadian counsel, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, our U.S. counsel. Feldman Weinstein & Smith is U.S. counsel for the placement agent. At the date hereof, lawyers with McCarthy Tetrault LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP own, respectively, directly or indirectly, in the aggregate, less than one percent of any of our securities or the securities of our associates or affiliates.

                          PURCHASERS' STATUTORY RIGHTS

        Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors
Vasogen Inc.

        We consent to the incorporation by reference herein of our reports dated February 13, 2006, with respect to the consolidated balance sheets of Vasogen Inc. as at November 30, 2005 and 2004, and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2005 and for the period from December 1, 1987 to November 30, 2005, and Comments by Auditors for United States Readers on Canada-United States Reporting Difference incorporated by reference in the annual report on Form 40-F of Vasogen Inc. for the year ended November 30, 2005. Our reports appear in the Form 6-K of Vasogen Inc. dated February 15, 2006.

We also consent to the references to us and the use of our name in this Registration Statement.


"KPMG LLP"

Chartered Accountants

Toronto, Canada
November 9, 2006